CHESAPEAKE
UTILITIES CORPORATION

2006 Annual Report

Connected to
Our Community



Business Overview

Chesapeake Utilities Corporation is a diversified utility company engaged in natural gas marketing, distribution and transmission, propane distribution and wholesale marketing, and advanced information services.

Natural Gas

Natural Gas Distribution and Marketing The Company's natural gas distribution operations serve approximately 59,100 residential, commercial and industrial customers in Delaware, Maryland and Florida. In Delaware and Maryland, the Company operates as Chesapeake Utilities. The Delaware Division serves southern New Castle County and is the only natural gas distribution system serving Delaware's Kent and Sussex counties. The Maryland Division operates the only natural gas distribution system, with the exception of one municipal system, on Maryland's Eastern Shore. In Florida, the Company operates as Central Florida Gas (CFG), serving residential, commercial and industrial customers in four counties and commercial and industrial customers in nine additional counties. The Company's natural gas marketing subsidiary, Peninsula Energy Services Company, Inc. (PESCO), markets natural gas to commercial and industrial customers throughout the state of Florida.

Natural Gas Transmission The Company's natural gas transmission subsidiary, Eastern Shore Natural Gas Company (ESNG), receives natural gas from two upstream interstate pipeline systems in southeastern Pennsylvania. The pipeline transports and delivers natural gas through 366 miles of transmission pipeline to the Company's Delaware and Maryland Divisions, as well as four additional non-affiliated local distribution companies, three electric generation customers and 12 industrial customers located in Delaware, the Eastern Shore of Maryland and Pennsylvania. ESNG owns and operates the only transmission pipeline south of the Chesapeake and Delaware Canal.

Other Related Businesses

Propane Distribution and Wholesale Marketing Based in Salisbury, Maryland, Sharp Energy distributes propane to approximately 33,300 residential, commercial and industrial customers in Delaware, Maryland, Virginia, Pennsylvania and Florida. Xeron, based in Houston, Texas, markets propane to large independent oil and petrochemical companies, resellers and propane distribution companies located in the southeastern region of the country.

Advanced Information Services BravePoint®, headquartered in Norcross, Georgia, provides domestic and international clients with information technology-related business services and solutions for both enterprise and e-business applications.

Note: The front cover shows an actual plot plan for one of the many resort developments served by a Sharp Energy community gas system.

CHESAPEAKE
UTILITIES CORPORATION

Highlights

	2006	2005	2006/2005 % Change	2004	2005/2004 % Change
FINANCIAL					
(dollars in thousands, except per share amounts)					
Operating revenues	**$231,201**	$229,630	1%	$177,955	29%
Operating income	**$ 22,931**	$ 21,530	7%	$ 19,970	8%
Net income*	**$ 10,507**	$ 10,468	N/M	$ 9,550	10%
Earnings per share*					
Basic	**$1.74**	$1.79	-3%	$1.66	8%
Diluted	**$1.72**	$1.77	-3%	$1.64	8%
Dividends declared per share	**$1.16**	$1.14	2%	$1.12	2%
Total assets	**$324,994**	$295,980	10%	$241,938	22%
Stockholders' equity	**$111,152**	$ 84,757	31%	$ 77,962	9%
Long-term debt	**$ 71,050**	$ 58,991	20%	$ 66,190	-11%
Return on average equity*	**10.73%**	12.87%	-17%	12.66%	2%
OTHER					
Shares outstanding at year-end	**6,688,084**	5,883,099	14%	5,778,976	2%
Registered stockholders	**1,978**	2,026	-2%	2,026	0%
Average total natural gas customers	**59,132**	54,786	8%	50,878	8%
Average total propane customers	**33,282**	32,117	4%	34,888	-8%

**Amounts are from continuing operations.*

NET INCOME*
(dollars in millions)



7.5
10.1
9.6
10.5
10.5
'02
'03
'04
'05
'06

BASIC EARNINGS PER SHARE*
(dollars)



1.37
1.80
1.66
1.79
1.74
'02
'03
'04
'05
'06

DIVIDENDS DECLARED PER SHARE
(dollars)



1.10
1.10
1.12
1.14
1.16
'02
'03
'04
'05
'06

**Amounts are from continuing operations.*

Strategy

Chesapeake's strategy is focused on growing earnings from a stable utility foundation and investing in related businesses and services that provide opportunities for returns greater than traditional regulated returns. This growth strategy includes continued investment in and expansion of the Company's natural gas utility operations that provide a stable base of earnings, as well as investments in other related businesses, including propane distribution and wholesale marketing, advanced information services and natural gas marketing.

To Our Shareholders:

TOTAL SHAREHOLDER RETURN
(Investment of $10,000)
(dollars in thousands)


10.3
13.3
19.4
30.0
46.8
3.4
9.9
14.2
11.6
13.7
1 yr
3 yr
5 yr
10 yr
14 yr*

☐ Average Annual Shareholder Return (%)

*Represents time stock has been traded on NYSE

DILUTED EARNINGS PER SHARE
(dollars)


1.37
1.76
1.64
1.77
1.72
4.2
4.7
4.6
4.8
3.9
'02
'03
'04
'05
'06

☐ Heating Degree-Days *(in thousands)*

2006 was another successful year for Chesapeake Utilities Corporation. We undertook numerous initiatives and implemented innovative strategies while remaining connected to our shareholders, customers, and employees. As the Company's businesses continued to experience strong customer growth, we have further positioned ourselves for long-term growth by extending our reach into new areas and markets.

We would like to share with you some of the key factors that contributed to the Company's performance in 2006 and initiatives that have positioned Chesapeake for sustainable growth in 2007 and beyond.

A year of solid performance.
Our team has successfully executed our strategy during this past decade, and 2006 was no exception. We have continued to build upon our solid foundation so that we remain poised for future growth opportunities. Net income was $10.5 million, or $1.72 per share on a diluted basis, demonstrating excellent performance despite weather that was 10 percent warmer than normal.

Return on equity for 2006 was 10.73 percent and an average 12.10 percent over the last three years as we continued to produce consistent returns on our investments. Not only have we been able to make the investments and generate income very quickly, but the returns which we have achieved and our growth in investments rank among the best in our industry.

Our ability to achieve these results, to capture current and future growth opportunities in our markets, requires access to capital. In 2006, we completed a public offering of approximately 690,000 shares of our common stock in the fourth quarter. When we first announced the offering, we received preliminary interest of more than twice the number of shares offered. The net proceeds of approximately $19.8 million from the offering were used to repay a portion of short-term debt, which temporarily financed the Company's pipeline and utility expansion projects described later in this letter. We also executed a $20 million long-term debt placement of 5.50 percent unsecured Senior Notes, for which we had locked in the interest rate about 15 months earlier. The pricing and level of interest in these financings demonstrates our ability to raise capital at attractive rates and further positions us to make the future investments required to support both current and projected growth in our various businesses.

Our most noteworthy accomplishments.
2006 was a year of significant accomplishments. Our interstate natural gas pipeline business, Eastern Shore Natural Gas Company (ESNG), completed the first phase of the 2006–2008 expansion project, extending the pipeline further southward in Sussex County from Milton to Millsboro, Delaware. This phase alone represents the largest expansion project since the completion of the initial construction of the pipeline in 1959. It increased our firm capacity by approximately 20 percent and extended the reach of our natural gas distribution services for the first time to customers in and around Georgetown and Millsboro, Delaware. This project is the most recent in a series of market-driven expansions from 1996 through 2006, during which period ESNG nearly tripled its firm daily service capacity. ESNG will recognize annual margin, as a result of the completion of this first phase, of approximately $3.7 million beginning in 2007.

Growth continued to drive our natural gas distribution divisions as we continued to experience customer growth in our service territories that is significantly above the industry average. Our customer growth rates on the Delmarva Peninsula and in Florida for 2006 were 8.0 percent and 7.6 percent, respectively. We executed franchise agreements with the towns of Georgetown and Millsboro, bringing natural gas for the first time to these communities

Committed

Key factors in the Company's success are the expertise and efforts of our employees whose determination and commitment have been the basis for our growth.



"Peake" Performers

Throughout the year, the Company recognizes employees for outstanding job performance as well as exhibiting the Company's "CHOICE" values, Communicator, Helpful, Ownership, Informed, Caring and Excellence. **Pictured left to right front row:** Herman Savage, *Delivery Driver* and Ronald King, *Senior Meter Reader.* **From left to right middle row:** Amanda Chi, *Senior Analyst,* Marianne Coker, *Rate Analyst I,* Sergio Carrillo, *Manager of Rates & Regulatory Affairs,* Janice Thompson, *Payroll Specialist,* Terry Campbell, *Human Resources Specialist,* and Glen DiEleuterio, *Senior Engineer.* **From left to right back row:** Kathy Dee, *Transportation and Scheduling Coordinator,* Paul Hufschmidt, *Accountant II,* Trisha Smith, *Customer Service Representative,* Carleton Carey, *Developer Sales,* Christopher Redd, *Business Analyst,* Geraldine Murray, *Customer Service Manager,* Stephen Tull, *Distribution Meter Department Manager,* Geraldine McGowan, *Administrative Manager* and Christopher Bonney, *Chief Gas Controller.*

as well as an alternative energy source, thereby, expanding their energy choices. In addition, we installed 84 miles of distribution mains in 2006 on the Delmarva Peninsula, a 10 percent increase from 2005. Our natural gas distribution divisions also aggressively pursued new areas, including Frederica, Delaware, where more than 800 homes are under contract for natural gas service and there are opportunities to serve other developments in this area in 2007.

Our Florida natural gas marketing subsidiary, Peninsula Energy Services Company, Inc. (PESCO), benefited from the growth occurring throughout the state. In 2006, PESCO extended natural gas sales service to customers on two other local distribution companies' systems in Florida. As a result of initiatives like this, PESCO is now serving approximately 1,200 commercial and industrial customers throughout Florida.

In 2006, we continued to unlock added value from Sharp Energy's community gas systems strategy. Community gas systems on the Delmarva Peninsula have been very successful for us, as Sharp Energy has cultivated several long-standing relationships with builders and developers. As a result, one of these builders requested that Sharp Energy be part of their development team within other states, including Pennsylvania where Sharp is currently constructing its first system in that state. By focusing on the community gas system concept, where the entire subdivision is piped underground for propane service from centralized tanks, Sharp Energy has also differentiated itself from its competition.

Sharp Energy is also one of the largest propane companies on the Delmarva Peninsula, maintaining more than 2 million gallons of bulk storage, four rail facilities and 28 storage terminals throughout the area. These facilities give us a competitive advantage and have enabled us to diversify our supply, making us less vulnerable to local refinery production and price volatility. Similarly, the expertise available to Sharp Energy from its wholesale and marketing operations also set Sharp Energy apart from its competitors. Sharp Energy's wholesale and marketing personnel focused on the daily market and developed business solutions for commercial customers to maximize their value in terms of pricing and service. In developing these solutions, Sharp's personnel worked with the traders in our Xeron subsidiary to benefit from their supply expertise.

During the year, we expanded our community gas systems strategy in Florida, pursuing growth beyond our existing service areas. We executed contracts and began construction for community gas systems in two new areas, Alachua and Marion Counties. Through this strategy, on a combined basis for both Delmarva and Florida, we now serve

Dedicated

Our dedicated employees strive to provide customers with safe and dependable service, no matter what the circumstances. During the aftermath of the June floods in Seaford, Delaware and Federalsburg and Williamsburg, Maryland, our Delmarva natural gas operations employees worked relentlessly to keep the gas flowing and to ensure the safety of our customers, their communities and our pipeline.



ESNG and the Company's Delmarva natural gas distribution operations received American Gas Association Safety Achievement Awards in honor of outstanding achievements in promoting operations safety. Ric Chatham (center), *Director of Safety for Chesapeake*, and Bert Owens (right), *Vehicle Maintenance for Sharp Energy*, review safety precautions with Deputy Fire Chief David C. Carey at the Dover Fire Department in Dover, Delaware.

Natural Gas Distribution—Delmarva

DELMARVA
NATURAL GAS DISTRIBUTION
CUSTOMERS
(in thousands)


34.3
36.4
38.9
42.0
45.4
'02
'03
'04
'05
'06

BACKLOG OF OPEN LOTS
(in thousands)


6.9
7.4
10.9
13.3
19.4
'02
'03
'04
'05
'06

approximately 4,700 customers, with a backlog of approximately 6,900 homes in developments under contract and approximately 3,100 homes in signed developments under contract remaining to be constructed.

Our advanced information services segment, BravePoint, also experienced a solid year of performance, recognizing operating income of approximately $767,200. After the sale of the Lightweight Association Management Processing Systems (LAMPS™) software product in the third quarter of 2005, BravePoint focused on its core consulting business and offering new services, leveraging off of its expertise in Progress™. In 2006, BravePoint introduced its new Managed Database Administration services offering, delivering high quality professional database monitoring and support solutions. In addition, BravePoint successfully developed Accuria, a workers compensation management system to meet the needs of the state of South Carolina.

Responding to challenges.
While we had an unusually warm winter in 2006, we still achieved strong earnings and accomplished a number of key initiatives. As we went into the fall and winter seasons last year, experiencing warmer than normal weather, we implemented cost containment plans to help offset the impact of higher temperatures. We contained costs by re-deploying tasks among our personnel, taking advantage of technology and productivity improvements, and thereby, deferring the need to fill some vacant positions. We also evaluated and restructured our services with several key vendors to achieve cost savings in several administrative areas.

Our Maryland natural gas distribution division negotiated a rate case settlement with the state of Maryland in May of 2006. This rate case was our first filing in Maryland in 11 years. The settlement included an increase in base rates of

Progressive

During the year, we expanded our community gas systems strategy in Florida, pursuing growth beyond our existing territories.



Natural Gas Distribution & Marketing–Florida

Terrance Mike, *CFG's Propane Tech/Bulk Truck Driver*, performs a routine meter reading for a customer in CFG's community gas systems subdivision, Crescent Woods, located in Lakeland, Florida.

FLORIDA
NATURAL GAS DISTRIBUTION
CUSTOMERS
(in thousands)


10.8
11.2
12.0
12.8
13.7
'02
'03
'04
'05
'06

approximately $780,000, as well as a revenue normalization mechanism for residential heating and small commercial customers to minimize the impact of weather and temperature on the division's earnings. As a result, prospectively, 70 percent of firm gross margin will be insulated from weather or usage changes as opposed to only 20 percent prior to this approval.

As we enter new market areas where natural gas was not previously available, we must educate developers and prospective customers about the benefits of using natural gas. In 2006, our natural gas operations concentrated on educating consumers in eastern Sussex County about natural gas and made significant strides by executing agreements to provide natural gas to three developments and one large industrial customer within the area.

Remaining connected to our customers.
We are large enough to provide options for our customers, as well as accessible enough to give customers the personal attention they deserve. Our employees focus on customer service, speaking with and listening to our customers so that they may better address our customers' needs while providing reliable and affordable service.

Our Delmarva Sharp Energy operations once again offered its customers a price cap program, known as Pro Cap. The program mitigates any effects of price spikes by allowing our propane customers to lock in a ceiling price, while also allowing them to save money if prices fall. In addition, our Delmarva Sharp Energy operations converted the billing process for its wholesale poultry customers from individual meter reading to remote metered truck billing, eliminating routine meter readings at customer sites and individual tank meters and regulators.

Positioned at the forefront of unbundling in the state of Florida, Central Florida Gas (CFG) was the first Florida company to fully unbundle in November of 2002. In 2006, CFG filed with the Florida Public Service Commission to expand its unbundling program by providing the option of two marketers to provide supply alternatives to our customers.

In 2006, we also implemented new programs that focused on customer service and retention. The Company's Delaware and Maryland natural gas distribution divisions reconfigured their telephone system to have incoming calls transmit from one customer service center to the next within the business unit's retail locations in an effort to reduce the customer's wait time.

In addition, our dedicated employees strive to provide customers with safe and dependable service, no matter what the circumstances. For example, during the aftermath of the June floods in Seaford, Delaware and in Federalsburg and Williamsburg, Maryland, our Delmarva natural gas operations employees worked relentlessly to keep the gas flowing and to ensure the safety of our customers, their communities and our pipeline at a time when many other essential services were not available.

Exemplifying our commitment to safety, both ESNG and the Company's Delmarva natural gas distribution operations were honored with American Gas Association Safety Achievement Awards for outstanding achievements in promoting operations safety.

Unprecedented

Our interstate natural gas pipeline business, Eastern Shore Natural Gas Company, completed the first phase of the 2006–2008 expansion project. This included extending the pipeline further southward in Sussex County from Milton to Millsboro, Delaware. This phase alone represents the largest expansion project since the completion of the initial construction of the pipeline in 1959.



Eastern Shore Natural Gas

The team of employees at ESNG continues to push the envelope to increase the capacity and identify expansion opportunities for the pipeline. **From left to right front row:** Glen DiEleuterio, *Senior Engineer*, Michael Mitchell, *Gas Control Dispatcher*, Elaine Bittner, *Vice President of ESNG*, Kathy Dee, *Transportation and Scheduling Coördinator*, Sergio Carrillo, *Manager of Rates & Regulatory Affairs*, Donald Tough, *Gas Control Dispatcher*, Ronald Craig, *Contract & Billing Administrator*, and Manual Warren, *Pipeline Locator Tech.* **From left to right middle row:** Kevin Shockley, *Measurement Tech II*, Richard Legar, *Measurement Tech II*, Duane Harrell, *Compressor Technician*, Maria White, *Contractor*, Bruce Shamyer, *Measurement Tech II*, William Hermstedt, *Measurement Manager* and Michael Clairmont, *Gas Control Dispatcher*. **From left to right back row:** James Quirk, *Pipeline Integrity & Corrosion Manager*, David Schieferstein, *Measurement Tech II*, John Micek, *Measurement Tech I*, Jason Woody, *CAD/GIS Technician*, Wayne Morris, *Transmission Project Coordinator*, Christopher Bonney, *Chief Gas Controller*, Richard Welsh, *Senior Designer* and Eric Pearson, *Engineering Manager*.



ESNG's Richard Welsh, *Senior Designer* and Wayne Morris, *Transmission Project Coordinator* (standing left to right), review plans for the first phase of ESNG's 2006-2008 pipeline expansion, while Glen DiEleuterio, *Senior Engineer* (kneeling), inspects the progress made on the pipeline.

EASTERN SHORE NATURAL GAS
YEAR-END PIPELINE CAPACITY
(Dekatherms, in thousands)



110.2
113.9
122.9
132.3
158.5
'02
'03
'04
'05
'06

Attracting and retaining the best talent.

Key factors in the Company's success are the expertise and efforts of our employees, whose determination and commitment have been the basis for our growth. As we have continued to expand into new service territories and experienced growth, we have been able to attract new talent desiring to become part of our team. Opportunities for the Company have also translated into growth opportunities for our existing employees. There are many employee recognition programs in place to recognize and promote those employees who consistently exhibit excellence in the performance of their jobs as well as exemplify the Company's values. Annually, the Company recognizes the outstanding manager and employees from each of the Company's business units.

Through "Chesapeake University," we offer employees professional and personal development, and opportunities to interact

Determined

As we went into the fall and winter seasons last year, experiencing warmer than normal weather, we implemented cost containment plans to help offset the impact of higher temperatures.

with senior management and business unit leaders in open, informal sessions, providing insight and feedback on our Company, the industry and issues that are important to employees. We continue to refine the existing curriculum of the program and identify new course opportunities to further expand employees' professional growth. We also offer professional development to employees through our tuition reimbursement program, where we fund the cost of undergraduate and graduate studies for employees wishing to further their education in their chosen field.

In 2006, we developed the "Achieve Your Peake" Scholarship awards program and presented the first four scholarships. The scholarship program is sponsored and funded by the Company and eligible to children of our full-time employees who have been accepted to an accredited college or university, or post-secondary education technical school.

Opportunities for growth in 2007 and beyond.
Chesapeake is positioned to meet the growth opportunities occurring within its various service territories and expand its operations beyond these areas. In the upcoming year, ESNG will construct the second phase of its 2006–2008 pipeline expansion project, including mainline extension and looping primarily in New Castle County, Delaware.

PROPANE COMMUNITY GAS SYSTEM CUSTOMERS
(in thousands)



2.6
3.4
4.7
5.4
5.6
6.9
1.0
1.5
3.1
Active Customers in System
Future Customers Under Contract & Construction
Homesites Under Contract
2004
2005
2006

Our Delmarva natural gas distribution operations will further grow our natural gas customer base in eastern Sussex County. Our community gas systems developments have been successful on the Delmarva Peninsula and will continue to become more geographically diversified as more systems are built in areas beyond the Delmarva Peninsula, including Pennsylvania, Florida, and other states, to meet the demand of the developers with which we have established relationships.

Propane Distribution & Wholesale Marketing



Community Gas Systems (CGS) have been successful for Sharp Energy, Inc. and Central Florida Gas, enabling both operations to expand within and beyond their service territories to serve new developments that do not have access to natural gas. Discussing the Company's construction plans at the Bay Crossing development, in Lewes, Delaware, are, pictured from left to right, Marvin Johnson, *CGS Coordinator*, Reese Stevenson, *Bay Crossing Development Site Coordinator for Pulte Homes*, Frank Trcka, *Construction Coordinator* and Eric Mays, *Director of Gas Sales*.

Innovative

In 2006, BravePoint introduced its new Managed Database Administration services offering, delivering high quality professional database monitoring and support solutions.



BravePoint

BravePoint provides products and services for customers located throughout the U.S. BravePoint's Rick Terrell (front left), Consultant, and Chris Longo (front right), *Manager of Products and Education Services*, are pictured with employees of one of BravePoint's customers, Precision Strip, Inc., based in Ohio. BravePoint's team developed a manufacturing resource planning system and successfully deployed it in 14 large plants in the U.S. for Precision Strip, Inc.

In 2007, our team will take another major step in our proposed Bay Crossing Project, which is unprecedented for several reasons. First, it is the largest pipeline expansion in our history; if approved and constructed, it will increase ESNG's firm service delivery capacity on the Delmarva Peninsula by 33 percent. Second, it includes construction of approximately 63 miles of pipeline, originating in Calvert County, Maryland, crossing under the Chesapeake Bay into Dorchester and Caroline Counties, Maryland and then connecting to ESNG's existing system in Sussex County, Delaware. Third, it brings a new supply of gas to the Delmarva Peninsula from Dominion Resources' Cove Point LNG facility in Calvert County, Maryland.

There are also many other potential energy-related benefits, including reducing electric transmission congestion; conserving domestic supplies of natural gas; and lessening natural gas price spikes by diversifying the supply sources on the Delmarva Peninsula.

In 2006, ESNG took the first major step in realizing this Project by obtaining long-term, firm commitments from two of its long-standing local distribution company customers to utilize the firm service capacity generated by the Project. In addition, these customers have agreed to pay a proportionate share of the planning costs up to a specified amount, if the proposed Project is not approved, permitted and placed in service. In early 2007, ESNG will take the next major step by requesting the Federal Energy Regulatory Commission to begin the pre-filing and permitting process with the goal of obtaining required approvals and completing construction by the end of 2009.

In closing, 2007 commemorates the Company's 60th anniversary since its incorporation in 1947. Throughout the years, many talented employees have contributed to the Company's evolvement from a small natural gas company, which commenced with the consolidation of several small manufactured gas works companies and now represents a successfully diversified utility with related businesses and services in several states. We expect 2007 to be another year of identifying opportunities to grow and enhance our operations and implementing even more innovative processes. In the upcoming year, our Board of Directors, management team and employees will continue to make Chesapeake Utilities Corporation a successful organization for our customers, shareholders and communities.

RALPH J. ADKINS
Chairman of the Board

JOHN R. SCHIMKAITIS
President and Chief Executive Officer

Management's Discussion and Analysis

INTRODUCTION

This section provides management's discussion of Chesapeake Utilities Corporation and its consolidated subsidiaries with specific information on results of operations and liquidity and capital resources. It includes management's interpretation of our financial results, the factors affecting these results, the major factors expected to affect future operating results and future investment and financing plans. This discussion should be read in conjunction with our consolidated financial statements and notes thereto.

Several factors exist that could influence our future financial performance, some of which are described in the Cautionary Statement on page 29. They should be considered in connection with evaluating forward-looking statements contained in this report or otherwise made by or on behalf of us since these factors could cause actual results and conditions to differ materially from those set out in such forward-looking statements.

EXECUTIVE OVERVIEW

Chesapeake is a diversified utility company engaged directly or through subsidiaries in natural gas distribution, transmission and marketing, propane distribution and wholesale marketing, advanced information services and other related businesses.

The Company's strategy is focused on growing earnings from a stable utility foundation and investing in related businesses and services that provide opportunities for returns greater than traditional utility returns. The key elements of this strategy include:

- Executing a capital investment program in pursuit of organic growth opportunities that generate returns equal to or greater than our cost of capital.
- Expanding the natural gas distribution and transmission business through expansion into new geographic areas in our current service territories.
- Expanding the propane distribution business in existing and new markets through leveraging our community gas system services and our bulk delivery capabilities.
- Utilizing the Company's expertise across our various businesses to improve overall performance.
- Enhancing marketing channels to attract new customers and providing reliable and responsive customer service to retain existing customers.
- Maintaining a capital structure that enables the Company to access capital as needed.
- Maintaining a consistent and competitive dividend.

In 2006, the Company earned $10,507,000 in net income, or $1.72 per share (diluted), in spite of weather that was the second warmest in the last thirty years. In 2005, net income was $10,468,000, or $1.77 per diluted share. Overall, operating income in 2006 increased $1,401,000, or 6.5 percent from 2005, despite weather that was 18 percent warmer than in 2005. However, the increase in operating income was offset by a decline of $194,000, or 51 percent, in other income, net of other expenses, and increases in interest expense of $644,000, or 12.5 percent, and income taxes of $525,000, or 8.3 percent. The net result was that net income was up by only $39,000, or 0.4 percent.

The following discussions and those later in the document on operating income and segment results include use of the term "gross margin." Gross margin is determined by deducting the cost of sales from operating revenue. Cost of sales includes the purchased gas cost for natural gas and propane and the cost of labor spent on direct revenue-producing activities. Gross margin should not be considered an alternative to operating income or net income, which are determined in accordance with Generally Accepted Accounting Principles ("GAAP"). Chesapeake believes that gross margin, although a non-GAAP measure, is useful and meaningful to investors as a basis for making investment decisions. It provides investors with information that demonstrates the profitability achieved by the Company under its allowed rates for regulated operations and under its competitive pricing structure for non-regulated segments. Chesapeake's management uses gross margin in measuring its business units' performance and has historically analyzed and reported gross margin information publicly. Other companies may calculate gross margin in a different manner.

Operating Income

The year 2006 reflects the strong year-over-year operating income growth experienced by the Company's natural gas operations of $2,497,000, or 14.5 percent. This growth was offset by reductions in operating income from propane and advanced information services. In 2006, both natural gas and propane segments were negatively impacted by weather that was 18 percent warmer than in 2005. The Company estimates that the warmer weather reduced gross margin by $3.4 million in 2006. The natural gas segment was able to overcome the weather impact and show an increase in operating income due to its growth and cost containment efforts. However, as the propane segment is more weather sensitive and is not experiencing the high level of growth of our natural gas segment, its operating income declined when compared to 2005.

Advanced information services experienced a decrease in operating income in 2006 as compared to the prior year due in part to the gain on the sale of Lightweight Association Management Processing System ("LAMPS™") during the fourth quarter of 2005. The LAMPS product was internally developed software that was developed and marketed specifically for REALTOR® Associations.

Key financial and operational highlights for fiscal year 2006 include the following:

- Customer growth in the natural gas and propane businesses remained strong, with the Delmarva and Florida natural gas distribution operations registering 9 and 8 percent increases in residential customers, respectively; and the Delmarva Community Gas Systems ("CGS") generating a 34 percent increase in propane distribution customers.

- In June 2006, Eastern Shore Natural Gas announced that it had received approval from the Federal Energy Regulatory Commission ("FERC") to expand its pipeline system in the years 2006, 2007 and 2008. The entire project represents an investment of $33.6 million, with expected annualized revenue of $6.7 million after the full build-out of the facilities.
- On September 26, 2006, the Company received approval for a base rate increase from the Maryland Public Service Commission ("PSC") for our Maryland natural gas operations, with the new base rates effective October 1, 2006. The base rate adjustment results in an increase in base rates of approximately $780,000, which would result in an average increase in revenues of approximately 4.5 percent for the Company's firm residential, commercial and industrial customers in Maryland. The PSC also approved the Company's proposal to implement a revenue normalization mechanism for its residential heating and smaller commercial heating customers, reducing the Company's future risk due to weather and usage changes.
- In November 2006, the Company completed a public offering of 600,300 shares of its common stock at a price per share of $30.10. Additionally, in November 2006, the Company completed the sale of 90,045 additional shares of its common stock, pursuant to the over-allotment option granted to the Underwriters by the Company. The net proceeds of approximately $19.7 million, after the deduction of underwriting commissions and expenses from the sale of the common stock, were added to the Company's general funds and primarily used to repay a portion of the Company's short-term debt.
- Total capitalization, including short-term borrowing, increased $33.3 million at December 31, 2006 compared with December 31, 2005. The increased capitalization was obtained to fund the $39.3 million increase in net plant and for other working capital needs.
- For the year ended December 31, 2006, the Company generated $30.1 million in operating cash flow compared with $13.6 million for the year ended December 31, 2005. The higher cost of natural gas and propane in 2005 had an adverse impact on working capital in 2005.
- Net property, plant and equipment increased to $240.8 million at December 31, 2006 from $201.5 million at December 31, 2005, primarily reflecting continued capital investment to support customer growth.
- In June 2006, Eastern Shore announced the Bay Crossing Project for which it plans to develop, construct and operate new pipeline facilities that would transport natural gas from Calvert County, Maryland, cross under the Chesapeake Bay into Dorchester and Caroline Counties, Maryland, to points on the Delmarva Peninsula where such facilities would interconnect with its existing facilities in Sussex County, Delaware. If completed, the project will expand the capacity of its interstate pipeline system by approximately 33 percent. We still have significant obstacles to overcome on this project to make it a reality. In 2007, Eastern Shore will initiate the processes required to obtain the FERC and other federal, state and local permits required to construct the project. Eastern Shore received approval from the FERC in August 2006 to recover the pre-service costs associated with this pipeline project through its rates from two of its customers. As of December 31, 2006, the Company had deferred a total of $409,000 of pre-service costs associated with the project.

The Company's financial performance is discussed in greater detail below in Results of Operations.

CRITICAL ACCOUNTING POLICIES

Chesapeake's reported financial condition and results of operations are affected by the accounting methods, assumptions and estimates that are used in the preparation of the Company's financial statements. Because most of Chesapeake's businesses are regulated, the accounting methods used by Chesapeake must comply with the requirements of the regulatory bodies; therefore, the choices available are limited by these regulatory requirements. Management believes that the following policies require significant estimates or other judgments of matters that are inherently uncertain. These policies and their application have been discussed with Chesapeake's Audit Committee.

Regulatory Assets and Liabilities

Chesapeake records certain assets and liabilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." Costs are deferred when there is a probable expectation that they will be recovered in future revenues as a result of the regulatory process. At December 31, 2006, Chesapeake had recorded regulatory assets of $3.0 million, including $1.1 million for under-recovered purchased gas costs, $1.3 million for tax-related regulatory assets, $139,000 for defined postretirement benefits, and $122,000 for environmental cost recovery. The Company has recorded regulatory liabilities totaling $23.8 million, including $18.4 million for accrued asset removal cost, $2.4 million for over-recovered purchased gas costs, $1.2 million for self-insurance, $1.2 million for cash in/cash out, and $349,000 for over-collected environmental costs at December 31, 2006. If the Company were required to terminate application of SFAS No. 71, it would be required to recognize all such deferred amounts as a charge to earnings, net of applicable income taxes. Such a charge could have a material adverse effect on the Company's results of operations.

Valuation of Environmental Assets and Liabilities

As more fully described in Note M to the Financial Statements, Chesapeake has completed its responsibilities related to one environmental site and is currently participating in the investigation, assessment or remediation of three other former manufactured gas plant sites. Amounts have been recorded as environmental liabilities and associated environmental regulatory assets based on estimates of future costs provided by independent consultants. There is uncertainty in these amounts because the Environmental Protection Agency ("EPA") or applicable state environmental authority may not have selected the final remediation methods. Additionally, there is uncertainty due to the outcome of legal remedies sought from other potentially responsible parties. At December 31, 2006, Chesapeake had recorded environmental regulatory assets of $122,000 and a regulatory liability of $350,000 for over-collections and an additional liability of $212,000 for environmental costs.

Propane Wholesale Marketing Contracts

Chesapeake's propane wholesale marketing operation enters into forward and futures contracts that are considered derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In accordance with the pronouncement, open positions are marked to market prices at the end of each reporting period and unrealized gains or losses are recorded in the Consolidated Statement of Income as revenue. The contracts all mature within one year, and are almost exclusively for propane commodities with delivery points of Mt. Belvieu, Texas, Conway, Kansas and Hattiesburg, Mississippi. Management estimates the market valuation based on references to exchange-traded futures prices, historical differentials and actual trading activity at the end of the reporting period. At December 31, 2006, these contracts had net unrealized gains of $8,500 that was recorded in the financial statements. At December 31, 2005, these contracts had net unrealized gains of $46,000 that were recorded in the financial statements.

Operating Revenues

Revenues for the natural gas distribution operations of the Company are based on rates approved by the public service commissions ("PSC") of the jurisdictions in which we operate. The natural gas transmission operation's revenues are based on rates approved by the FERC. Customers' base rates may not be changed without formal approval by these commissions. However, the regulatory authorities have granted the Company's regulated natural gas distribution operations the ability to negotiate rates with customers that have competitive alternatives using approved methodologies. In addition, the natural gas transmission operation can negotiate rates above or below the FERC approved tariff rates.

Chesapeake's natural gas distribution operations in Delaware and Maryland each have a gas cost recovery mechanism that provides for the adjustment of rates charged to customers as gas costs fluctuate. These amounts are collected or refunded through adjustments to rates in subsequent periods.

The Company charges flexible rates to the natural gas distribution's industrial interruptible customers to make them competitive with alternative types of fuel. Based on pricing, these customers can choose natural gas or alternative types of supply. Neither the Company nor the interruptible customer is contractually obligated to deliver or receive natural gas.

The propane wholesale marketing operation records trading activity, on a net mark-to-market basis in the Company's income statement, for open contracts. The natural gas segment recognizes revenue on an accrual basis. The propane distribution, advanced information services and other segments record revenue in the period the products are delivered and/or services are rendered.

RESULTS OF OPERATIONS

Net Income & Diluted Earnings Per Share Summary

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Net Income*						
Continuing operations	$10,507	$10,468	$39	$10,468	$9,550	$ 918
Discontinued operations	—	—	—	—	(121)	121
Total Net Income	$10,507	$10,468	$39	$10,468	$9,429	$1,039
Diluted Earnings Per Share						
Continuing operations	$1.72	$1.77	$(0.05)	$1.77	$ 1.64	$0.13
Discontinued operations	—	—	—	—	(0.02)	0.02
Total Earnings Per Share	$1.72	$1.77	$(0.05)	$1.77	$ 1.62	$0.15

**dollars in thousands*

The Company's net income from continuing operations increased $39,000 in 2006 when compared to 2005. Net income was $10.50 million, or $1.72 per share (diluted), for 2006, compared to a net income of $10.47 million, or $1.77 per share (diluted).

The Company's net income from continuing operations increased $918,000, or 10 percent, in 2005 compared to 2004. Net income from continuing operations was $10.5 million, or $1.77 per share (diluted), compared to a net income from continuing operations of $9.6 million, or $1.64 per share (diluted) for 2004.

During 2003, Chesapeake decided to exit the water services business and had sold the assets of six of seven dealerships by December 31, 2003. The remaining operation was sold in 2004. The results of water services were classified as discontinued operations for year 2004. Discontinued operations experienced losses of $0.02 per share (diluted) for 2004.

Operating Income Summary *(in thousands)*

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Business Segment:						
Natural gas	$19,733	$17,236	$2,497	$17,236	$17,091	$ 145
Propane	2,534	3,209	(675)	3,209	2,364	845
Advanced information services	767	1,197	(430)	1,197	387	810
Other & eliminations	(103)	(112)	9	(112)	128	(240)
Total Operating Income	$22,931	$21,530	$1,401	$21,530	$19,970	$1,560

2006 Compared to 2005

Operating income in 2006 increased $1.4 million, or 6.5 percent, greater than 2005, despite adverse weather, which when measured in terms of heating degree-days, was 18 percent warmer. The improved 2006 results of operations when compared to 2005 were impacted by:

- Weather on the Delmarva Peninsula was 18 percent warmer in 2006 than 2005, which the Company estimates to have cost approximately $3.4 million in gross margin for its Delmarva natural gas and propane distribution operations.
- Strong residential customer growth of 9 percent and 8 percent, respectively, for the Delmarva and Florida natural gas distribution operations in 2006.
- The natural gas transmission operation achieved gross margin growth of $1.8 million, or 11 percent, due to additional capacity contracts that went into effect in November 2005 and November 2006.
- A 67 percent increase in the number of customers for the Company's natural gas marketing operation.
- Gross margin for the Delmarva propane distribution operations decreased $834,000, primarily from the warmer weather in 2006.
- The Delmarva Community Gas Systems continue to experience strong customer growth as the number of customers increased 34 percent in 2006 compared to 2005.
- Operating income for the advanced information services segment decreased $430,000 in 2006. Although revenues from consulting increased $749,000 in 2006, the 2005 results contained $993,000 of operating income for the LAMPS™ product, which was sold in the fourth quarter 2005.

2005 Compared to 2004

The improvement in results for 2005 versus 2004 was primarily driven by:

- The LAMPS™ product, including the sale of its property rights, contributed $622,000 to operating income in 2005 for the Company's advanced information services segment.
- The Delmarva and Florida natural gas distribution operations experienced strong residential customer growth of 9 percent and 7 percent, respectively, in 2005.
- Temperatures on the Delmarva Peninsula were 5 percent colder than 2004, which led to increased contributions from the Company's natural gas and propane distribution operations. This increase was offset by conservation efforts by customers.
- The natural gas transmission operation achieved gross margin growth of 9 percent due to additional transportation capacity contracts that went into effect in November 2004.
- A 100 percent increase in the number of customers for the Company's natural gas marketing operation.
- An increase of 1.1 million gallons sold by the Delmarva propane distribution operation.

Natural Gas Distribution, Transmission, and Marketing

The natural gas segment earned operating income of $19.7 million for 2006, $17.2 million for 2005, and $17.1 million for 2004, resulting in increases of $2.5 million, or 14.5 percent, for 2006 and $145,000, or 1.0 percent, for 2005.

Natural Gas Distribution, Transmission, and Marketing *(in thousands)*

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Revenue	$170,374	$166,582	$ 3,792	$166,582	$124,246	$42,336
Cost of gas	117,948	116,178	1,770	116,178	77,456	38,722
Gross margin	52,426	50,404	2,022	50,404	46,790	3,614
Operations & maintenance	22,673	23,874	(1,201)	23,874	21,129	2,745
Depreciation & amortization	6,312	5,682	630	5,682	5,418	264
Other taxes	3,708	3,612	96	3,612	3,152	460
Other operating expenses	32,693	33,168	(475)	33,168	29,699	3,469
Total Operating Income	$ 19,733	$ 17,236	$ 2,497	$ 17,236	$ 17,091	$ 145

Heating Degree-Day (HDD) and Customer Analysis

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Heating degree-day data—Delmarva						
Actual HDD	3,931	4,792	(861)	4,792	4,553	239
10-year average HDD	4,372	4,436	(64)	4,436	4,383	53
Estimated gross margin per HDD	$2,013	$2,234	$(221)	$2,234	$1,800	$434
Estimated dollars per residential customer added:						
Gross margin	$ 372	$ 372	$ —	$ 372	$ 372	$ —
Other operating expenses	$ 111	$ 106	$ 5	$ 106	$ 104	$ 2
Average number of residential customers						
Delmarva	40,535	37,346	3,189	37,346	34,352	2,994
Florida	12,663	11,717	946	11,717	10,910	807
Total	53,198	49,063	4,135	49,063	45,262	3,801

2006 Compared to 2005

Gross margin for the Company's natural gas segment increased $2.0 million, or 4 percent, and other operating expenses decreased $475,000, or 1 percent, in 2006 compared to 2005. The gross margin increases of $1.8 million for the natural gas transmission operation, $395,000 for the Florida natural gas distribution operation and $75,000 for the natural gas marketing operation were partially offset by lower gross margin of $210,000 for the Delmarva natural gas distribution operations.

Natural Gas Transmission

The natural gas transmission operation achieved gross margin growth of $1.8 million, or 11 percent. Of the $1.8 million increase, $1.1 million was attributed to new transportation capacity contracts implemented in November 2005 and $612,000 due to new transportation capacity contracts implemented in November 2006. In 2007, the new transportation capacity contracts implemented in November 2006 are expected to generate an additional gross margin of $3.3 million above and beyond 2006 gross margins. An increase of $416,000 in other operating expenses partially offset the increased gross margin. The factors contributing to the increased expenses are as follow:

- Payroll costs and incentive compensation increased $108,000 to serve the additional growth experienced by the operation.
- Higher depreciation and asset removal costs of $558,000 and increased property taxes of $109,000 due to an increase in the level of capital investment.
- A reduction of $376,000 as a result of the operation receiving approval from the FERC to recover certain pre-service costs associated with the Bay Crossing Project. Please refer to the Regulatory Activities section of the Management's Discussion and Analysis for additional details. As a result of this approval, the Company is deferring the pre-service costs that it incurs. In 2006, the Company deferred $188,000 of costs previously incurred and expensed in 2005. As a result of this deferral, the amounts recognized in the Company's income statement have declined from 2005 by $376,000.
- There was an increase of approximately $17,000 in other operating expenses relating to various minor items.

Natural Gas Marketing

Gross margin for the natural gas marketing operation increased $75,000 for 2006 compared to 2005. The increase was attained primarily from an increase in the number of customers to which it provides supply management services. Other operating expenses decreased $78,000 for the operation due to lower levels of consulting services, partially offset by an increase in the allowance for uncollectible accounts.

Natural Gas Distribution

Gross margin for the Florida distribution operation increased by $395,000. The impact of an 8 percent growth in residential customers contributed $230,000 to gross margin. In addition to residential customer growth, new commercial and industrial customers contributed $91,000 to gross margin in 2006. The remaining $74,000 increase in gross margin is attributed to various factors, including turn-on revenue.

The Delmarva distribution operations experienced a decrease of $210,000 in gross margin. Weather significantly impacted gross margin in 2006 compared to 2005 as temperatures on the Delmarva Peninsula were 18 percent warmer in 2006. The Company estimates that the warmer temperatures in 2006 led to a decrease in gross margin of approximately $1.7 million when compared to 2005. This decrease was partially offset by continued residential customer growth. The average number of residential customers on the Delmarva Peninsula increased 3,189, or 9 percent, for 2006 compared to 2005 and the Company estimates these additional residential customers contributed approximately $1.2 million to gross margin. The remaining $190,000 increase in gross margin can be attributed to various factors, including an increase in the number of commercial customers and decrease of interruptible sales.

Other operating expense for the natural gas distribution operations decreased $814,000 in 2006 compared to 2005. Some of the key components of the decrease in other operating expenses in 2006, compared to 2005, include the following:

- Health care costs decreased by $313,000 as a result of the Company changing health care service providers in November 2005 and has subsequently experienced lower costs related to claims.
- Allowance for uncollectible accounts decreased by $289,000 in 2006 compared to 2005 due to lower revenues and increased collection efforts. Revenues are down due to lower prices and warmer temperatures.
- Incentive compensation decreased $177,000 in 2006 to reflect lower than expected earnings.
- Lower corporate costs due to lower payroll and related expenses.
- Depreciation and amortization expense and asset removal cost increased $132,000 and $186,000, respectively, as a result of the Company's continued capital investments.
- Merchant payment fees increased $136,000 in 2006 compared to 2005 as the Company experienced more customers making payments with the use of credit cards.
- In addition, there is an increase of approximately $55,000 in other operating expenses relating to various minor items.

2005 Compared to 2004

Gross margin for the Company's natural gas segment increased $3.6 million, or 8 percent, which was partially offset by higher other operating expenses of $3.5 million in 2005 compared to 2004. Each of the natural gas operations experienced year-over-year increases in gross margin in 2005, primarily from customer growth, colder temperatures, and changes in rate design.

Natural Gas Transmission

The natural gas transmission operation achieved gross margin growth of $1.4 million, or 9 percent, primarily due to additional contracts signed in November 2004 for transportation capacity provided to its firm customers. In addition, the Company's capital investments enabled the natural gas transmission operations to execute additional transportation capacity contracts in November 2005. An increase of $980,000 in other operating expenses partially offset the increased gross margin. The factors contributing to the increased expenses were associated with continued economic growth, as well as higher depreciation and property taxes due to an increase in the level of capital investments.

Natural Gas Marketing

Gross margin for the natural gas marketing operation increased $506,000, or 39 percent, for 2005 compared to 2004 as the number of customers to which it provides supply management services increased 100 percent. The increase in gross margin was partially offset by an increase of $352,000 in other operating expenses due to higher levels of staff and other operating costs necessary to support the increase in business.

Natural Gas Distribution

Gross margin for the Delaware and Maryland distribution divisions increased $1.2 million, as temperatures in 2005 were 5 percent colder than 2004 and the number of residential customers increased 8.7 percent. An increase in gross margin from the colder weather of $534,000 was offset by a decrease of $651,000 in gas deliveries to customers as a result of conservation efforts in response to the higher gas prices. Gross margin for the Florida distribution operations increased $579,000, primarily due to changes in the customer rate design and a 7.4 percent increase in the number of residential customers served. The Company estimates the rate design changes contributed $322,000 in additional gross margin and resulted in the Florida division collecting a greater percentage of revenues from fixed charges, rather than variable charges based upon consumption. Other operating expense for the natural gas distribution operations increased $2.1 million in 2005. Some of the key components of the increase in other operating expenses in 2005, compared to 2004, include the following:

- The incremental operating and maintenance cost of supporting the residential customers added by the Delmarva and Florida distribution operations was approximately $403,000.
- In response to higher natural gas prices, the Company increased its allowance for uncollectible accounts by $98,000.
- The cost of providing health care for our employees increased $180,000.
- Costs of line location activities increased $177,000.
- With the additional capital investments, depreciation expense, asset removal cost and property taxes increased $225,000, $130,000 and $319,000, respectively.

Propane

The propane segment experienced a decrease of $675,000 in operating income in 2006 compared to 2005, reflecting a gross margin decrease of $1.1 million, which was partially offset by a decrease in operating expenses of $464,000. During 2005, the propane segment increased operating income by $845,000, or 36 percent, over 2004. Gross margin in 2005 increased $2.6 million over 2004, which more than offset the increase of $1.7 million of operating expenses.

Propane *(in thousands)*

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Revenue	$48,576	$48,976	$ (400)	$48,976	$41,500	$7,476
Cost of sales	30,780	30,041	739	30,041	25,155	4,886
Gross margin	17,796	18,935	(1,139)	18,935	16,345	2,590
Operations & maintenance	12,823	13,355	(532)	13,355	11,718	1,637
Depreciation & amortization	1,659	1,574	85	1,574	1,524	50
Other taxes	780	797	(17)	797	739	58
Other operating expenses	15,262	15,726	(464)	15,726	13,981	1,745
Total Operating Income	$ 2,534	$ 3,209	$ (675)	$ 3,209	$ 2,364	$ 845

Propane Heating Degree-Day (HDD) Analysis—Delmarva

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Heating degree-days						
Actual	3,931	4,792	(861)	4,792	4,553	239
10-year average	4,372	4,436	(64)	4,436	4,383	53
Estimated gross margin per HDD	$1,743	$1,743	$ —	$1,743	$1,691	$ 52

2006 Compared to 2005

Operating income for the propane segment decreased $675,000, or 21 percent, to $2.5 million for 2006 compared to 2005. This decrease was due primarily to warmer weather on the Delmarva Peninsula in 2006, which resulted in reduced customer consumption. Gross margin in the Delmarva propane distribution operations was lower when compared to 2005 by $834,000, primarily due to warmer weather. Gross margin also decreased in the Florida propane distribution operation and the Company's wholesale propane marketing operation by $146,000 and $159,000, respectively.

Delmarva Propane Distribution

The Delmarva propane distribution operation's decrease in gross margin of $834,000 resulted from the following items:

- Volumes sold in 2006 decreased 1.9 million gallons, or 8 percent, primarily from temperatures on the Delmarva Peninsula being 18 percent warmer during 2006 when compared to 2005. The Company estimates that the warmer temperatures resulted in a decrease in gross margin of approximately $1.7 million when compared to 2005.
- Gross margin increased $956,000 from an increase of $0.0302 in the average gross margin per retail gallon in 2006 compared to 2005.
- Gross margin for the Delmarva CGS increased $155,000 when compared to the prior period, primarily from an increase in the average number of customers. The average number of customers increased by approximately 1,000 to a total count of approximately 3,900, or a 34 percent increase, when compared to 2005. The Company expects the growth of its CGS operation to continue as the number of systems currently under construction or under contract is anticipated to provide for an additional 7,700 customers.
- Gross margin was adversely impacted by a $272,000 write-down of propane inventory to reflect the lower of cost or market.
- The remaining gross margin decrease of $29,000 is attributed primarily to customer conservation and changes in the timing of deliveries to customers.

Other operating expenses decreased $335,000 for the Delmarva operations in 2006, compared to 2005. The significant items contributing to the decrease are explained below.

- The Company recovered $387,000 in fixed costs from one of its propane suppliers in response to a propane contamination incident that occurred in March 2006. The Company identified that approximately 75,000 gallons of propane that it purchased from the supplier contained above-normal levels of petroleum byproducts.
- Health care costs decreased by $324,000. The Company changed health care service providers in November 2005 and has subsequently experienced lower costs related to claims.
- In addition, there is a decrease of approximately $39,000 in other operating expenses relating to various minor items.
- These lower costs were partially offset by increased costs of $176,000 for one of the Pennsylvania start-ups, which began operation in July 2005, increased payroll costs of $165,000 and higher costs of $74,000 associated with vehicle fuel.

Florida Propane Distribution

The Florida propane distribution operation experienced a decrease in gross margin of $146,000, or 12 percent, when compared to the same period in 2005. The lower gross margin reflects a decrease of $208,000 for in-house piping sales as the operation exited the house piping service, which was partially offset by an increase in gross margin of $62,000 from propane sales. The increase in gross margin from propane sales was attained primarily from an increase in the average gross margin per retail gallon, partially offset by a 1 percent decrease in the volumes sold in 2006. Florida propane experienced a decrease in other operating expenses in 2006 compared to 2005 of $49,000 attributed to lower payroll and benefits costs due to vacant positions during the year, partially offset by higher expenses related to leak testing and depreciation expense.

Propane Wholesale and Marketing

Gross margin for the Company's propane wholesale marketing operation decreased by $159,000 in 2006 compared to 2005. This decrease from the 2005 results reflects the increased market opportunities that rose in 2005 due to the extreme price volatility in the propane wholesale market from rising propane prices following the hurricanes in the Gulf of Mexico area. The same level of price fluctuations was not experienced in 2006. The decrease in gross margin was partially offset by lower other operating expenses of $79,000 attributed primarily to lower incentive compensation as a result of the lower earnings in 2006.

2005 Compared to 2004

Operating income for the propane segment increased $846,000, or 36 percent, to $3.2 million for 2005 compared to 2004. Gross margin in the Delmarva propane distribution operations was higher when compared to 2004 by $1.8 million, primarily due to colder weather. Gross margin also increased in the Florida propane distribution operation and the Company's wholesale propane marketing operation by $385,000 and $445,000, respectively.

Delmarva Propane Distribution

The gross margin increase for the propane segment was due primarily to an increase of $1.8 million for the Delmarva distribution operations. Volumes sold in 2005 increased 1.1 million gallons or 5 percent. Temperatures in 2005 were 5 percent colder than 2004, causing an estimated gross margin increase of $417,000. Additionally, the gross margin per retail gallon improved by $0.0342 in 2005 compared to 2004. Gross margin per gallon increased as a result of market prices rising greater than the Company's inventory price per gallon. This trend reverses when market prices decrease and move closer to the Company's inventory price per gallon. The gross margin increase was partially offset by increased other operating expenses of $1.5 million. The higher other operating costs were attributable to the Pennsylvania start-up costs and expenses related to higher earnings, such as incentive compensation and other taxes, employee benefits, insurance, vehicle fuel and maintenance expenses, and a non-recurring credit of $100,000 for vehicle insurance audits in 2004. The Pennsylvania start-up costs accounted for $722,000, or approximately 49 percent, of the increase in operating expenses.

Florida Propane Distribution

Gross margin for the Florida propane distribution operations increased $385,000, or 45 percent, in 2005 compared to 2004. The increase in gross margin was attained from an increase of 27% in the average number of customers, which contributed to the $267,000 in propane sales gross margin, and an increase of $118,000 in house-piping sales. Florida propane also experienced an increase in other operating expenses of $147,000 attributed to business growth, such as payroll, vehicle fuel and maintenance, insurance, and depreciation expense.

Propane Wholesale and Marketing

The Company's propane wholesale marketing operation experienced an increase in gross margin of $445,000 and an increase of $121,000 in other operating expenses, leading to an improvement of $323,000 in operating income over 2004. Wholesale price volatility created trading opportunities during the third and fourth quarters of the year; however, these were partially offset by reduced trading activities particularly in the first half of the year when the wholesale marketing operation followed a conservative marketing strategy, which lowered risk and earnings, in light of continued high wholesale price levels.

Advanced Information Services

The advanced information services segment provides domestic and international clients with information technology related business services and solutions for both enterprise and e-business applications. The advanced information services business contributed operating income of $767,000 for 2006, $1.2 million for 2005, and $387,000 for 2004.

Advanced Information Services *(in thousands)*

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Revenue	$12,568	$14,140	$(1,572)	$14,140	$12,427	$1,713
Cost of sales	7,082	7,181	(99)	7,181	7,015	166
Gross margin	5,486	6,959	(1,473)	6,959	5,412	1,547
Operations & maintenance	4,119	5,129	(1,010)	5,129	4,405	724
Depreciation & amortization	113	123	(10)	123	138	(15)
Other taxes	487	510	(23)	510	482	28
Other operating expenses	4,719	5,762	(1,043)	5,762	5,025	737
Total Operating Income	$ 767	$ 1,197	$ (430)	$ 1,197	$ 387	$ 810

2006 Compared to 2005

Operating income for advanced information services business decreased $430,000 to $767,000 for 2006 compared to $1.2 million in 2005. The operating income for 2005 included operating income of $993,000 for LAMPS™, inclusive of a $924,000 pre-tax gain on the sale of the product. The LAMPS™ product was sold to Fidelity National Information Solutions, Inc., a subsidiary of Fidelity National Financial, Inc., in October 2005.

Revenues for the period decreased $1.6 million compared to 2005, due primarily to elimination of $1.9 million of revenue generated by the LAMPS™ product in 2005. Consulting revenues increased $749,000 in 2006 when compared to 2005, primarily from offering a new service, Managed Database Administration ("MDBA"), to its customers in 2006 and an increase of 7.6 percent in the average hourly billing rate, while the number of billable hours remained at the same level of 2005. The MDBA service provides third parties with professional database monitoring and support solutions during business hours or around the clock. The MDBA service contributed $470,000 to consulting revenues. Partially offsetting the increase in consulting revenues were decreases of $128,000 and $244,000 from training and product sales and other revenues, respectively.

Cost of sales for 2006 decreased $99,000 to $7.08 million, compared to 2005. The 2005 cost of sales of $7.18 million included $401,000 related to LAMPS™. Absent the cost of sales associated with the LAMPS™ product, cost of sales increased in 2006 compared to 2005 to support the higher revenues.

Other operating expenses decreased $1.0 million in 2006 to $4.7 million, when compared to 2005. The reduction in expenses primarily reflects expenses of $554,000 in 2005 associated with LAMPS™ and lower benefits costs, rent expense and consulting costs.

2005 Compared to 2004

The advanced information services segment had operating income of $1.2 million and $387,000 for years 2005 and 2004, respectively. The results for 2005 and 2004 include revenues and costs related to the LAMPS™ product that was sold in October 2005, which resulted in a $924,000 pre-tax gain.

Revenues for 2005 increased $1.7 million to $14.1 million compared to revenues of $12.4 million for 2004. The 2005 and 2004 revenue figures include $2.4 million and $149,000 of revenue relating to the LAMPS™ product for those respective years. Decreases in consulting revenues for the eBusiness group of $793,000 and lower sales of Progress software licenses of $285,000 accounted for the decrease in revenue when compared to 2004. This decrease was partially offset by the performance revenue of $238,000 received in the third quarter 2005 and an increase of $317,000 in consulting revenues for the Enterprise Solutions group. The performance revenue was related to the sale of the webproEX software that took place in 2003. As part of the sale agreement, Chesapeake received a percentage of revenues after certain annual revenue and performance targets were reached.

Cost of sales for 2005 increased $165,000 to $7.2 million, compared to $7.0 million for 2004. The increase in cost of sales was attributed to the LAMPS™ product. The 2005 and 2004 cost of sales figures included $511,000 and $345,000 of cost for the LAMPS™ product. Other operating expenses increased $738,000 in 2005 to $5.8 million, compared to $5.0 million in 2004. The increase in other operating cost was attributed to the increase of costs relating to the LAMPS™ product. The costs associated with the LAMPS™ product for 2005 and 2004 were $1.2 million and $575,000, respectively. The remaining increase was primarily due to health care claims and office rent, which were offset by cost containment measures implemented in the second quarter of 2005 to reduce operating expenses.

Other Operations and Eliminations

Other operations consist primarily of subsidiaries that own real estate leased to other Company subsidiaries and the results of operations for OnSight Energy, LLC ("OnSight"). Eliminations are entries required to eliminate activities between business segments from the consolidated results. Other operations and eliminating entries generated an operating loss of $103,000 for 2006 compared to an operating loss of $112,000 for 2005. The operating loss in both 2006 and 2005 is attributed to results of OnSight.

The Company formed OnSight in 2004 to provide distributed energy services. Distributed energy refers to a variety of small, modular power generating technologies that may be combined with heating and/or cooling systems. For 2006, OnSight had an operating loss of $401,000 compared to an operating loss of $390,000 for 2005. The higher operating loss in 2006 when compared to 2005 is the result of:

- In the third quarter of 2006, actions were taken to reduce operating expenses going forward, which resulted in a charge of $65,000 to other operating expenses associated with staff reductions.
- The 2005 results of operation includes the impact of OnSight completing its first and only contract to date, which occurred in the second quarter of 2005.

Other Operations & Eliminations *(in thousands)*

For the Years Ended December 31,	2006	2005	Increase (decrease)	2005	2004	Increase (decrease)
Revenue	$ 620	$ 763	$(143)	$ 763	$647	$ 116
Cost of sales	1	116	(115)	116	—	116
Gross margin	619	647	(28)	647	647	—
Operations & maintenance	479	472	7	472	278	194
Depreciation & amortization	163	220	(57)	220	210	10
Other taxes	83	97	(14)	97	63	34
Other operating expenses	725	789	(64)	789	551	238
Operating Income—Other	$(106)	$(142)	$ 36	$(142)	$ 96	$(238)
Operating Income—Eliminations	$ 3	$ 30	$ (27)	$ 30	$ 32	$ (2)
Total Operating Income (Loss)	$(103)	$(112)	$ 9	$(112)	$128	$(240)

DISCONTINUED OPERATIONS

In 2003, Chesapeake decided to exit the water services business. Six of seven water dealerships were sold during 2003 and the remaining operation was sold in October 2004. The results of the water companies' operations, for all periods presented in the consolidated income statements, have been reclassified to discontinued operations and shown net of tax. For 2004, the discontinued operations experienced a net loss of $121,000. The Company did not have any discontinued operations in 2006 and 2005.

INCOME TAXES

Income tax expense for 2006 was $6.8 million compared to $6.3 million for 2005. Income taxes increased in 2006 compared to 2005, due primarily to increased taxable income. Income taxes increased in 2005 compared to 2004, due to increased income. The effective current federal income tax rate for 2006 and 2005 was 35 percent, whereas the rate for 2004 was 34 percent. During 2006, 2005, and 2004, the Company realized benefit of $220,000, $223,000, and $205,000, respectively, from a change in the tax law that allows tax deductions for dividends paid on Company stock held in Employee Stock Ownership Plans ("ESOP").

OTHER INCOME

Other income was $189,000, $383,000, and $549,000 for the years 2006, 2005, and 2004, respectively. The other income amounts for the years 2006 and 2005 consist of interest income, compared to interest income and gains from the sale of assets for the year 2004.

INTEREST EXPENSE

Total interest expense for 2006 increased approximately $644,000, or 12.5 percent, compared to 2005. The increase reflects the increase in the average short-term debt balance and higher short-term interest rates in 2006 compared to 2005. The average short-term borrowing balance increased $21.2 million in 2006 to $26.9 million compared to $5.7 million in 2005. The large year-over-year increase in the average short-term borrowing balance was primarily to finance the $39.3 million of net property, plant, and equipment added in 2006. The weighted average interest rate for short-term borrowing increased from 4.47 percent for 2005 to 5.47 percent for 2006. The average long-term debt balance during 2006 was $67.2 million with a weighted average interest rate of 6.98 percent, compared to $67.4 million with a weighted average interest rate of 7.18 percent for 2005. The Company also capitalized $586,000 of interest as part of capital project costs during 2006.

Total interest expense for 2005 decreased approximately $135,000, or 2.6 percent, compared to 2004. The decrease reflects the decrease in the average long-term debt balance. The average long-term debt balance during 2005 was $67.4 million with a weighted average interest rate of 7.18 percent, compared to $71.3 million with a weighted average interest rate of 7.17 percent in 2004. The average short-term borrowing balance in 2005 was $5.7 million, an increase from $870,000 in 2004. The weighted average interest rate for short-term borrowing increased from 3.72 percent for 2004 to 4.47 percent for 2005. The Company also capitalized $136,000 of interest as part of capital project costs during 2005.

LIQUIDITY AND CAPITAL RESOURCES

Chesapeake's capital requirements reflect the capital-intensive nature of its business and are principally attributable to its investment in new plant and equipment and the retirement of outstanding debt. The Company relies on cash generated from operations, short-term borrowing, and other sources to meet normal working capital requirements and to finance capital expenditures. During 2006, net cash provided by operating activities was $30.1 million, cash used by investing activities was $48.9 million and cash provided by financing activities was $20.7 million.

During 2005, net cash provided by operating activities was $13.6 million, cash used by investing activities was $33.1 million and cash provided by financing activities was $20.4 million.

As of December 31, 2006, the Board of Directors ("Board") has authorized the Company to borrow up to $55.0 million of short-term debt from various banks and trust companies under short-term lines of credit. During 2006, the Board authorized increases in the Company's borrowing authority up to $75 million to fund the 2006 capital budget and working capital. The $75 million limit was subsequently reduced to its current level by the Board on November 7, 2006, following the placement on October 12, 2006 of $20 million 5.50 percent Senior Notes.

On December 31, 2006, the Company had four unsecured bank lines of credit with two financial institutions, totaling $80.0 million, none of which required compensating balances. These bank lines provide funds for the Company's short-term cash needs to meet seasonal working capital requirements and to temporarily fund portions of its capital expenditures. Two of the bank lines, totaling $15.0 million, are committed. The other two lines are subject to the banks' availability of funds. The outstanding balances of short-term debt at December 31, 2006 and 2005 were $27.6 million and $35.5 million, respectively. The level of short-term debt was reduced with funds provided from the placement of $20 million of 5.5 percent Senior Notes in October 2006 and from the proceeds of the issuance of 600,300 shares of common stock in November 2006.

Chesapeake has budgeted $45.5 million for capital expenditures during 2007. This amount includes $20.2 million for natural gas distribution, $16.5 million for natural gas transmission, $7.5 million for propane distribution and wholesale marketing, $154,000 for advanced information services and $915,000 for other operations. The natural gas distribution and transmission expenditures are for expansion and improvement of facilities. The propane expenditures are to support customer growth and for the replacement of equipment. The advanced information services expenditures are for computer hardware, software and related equipment. The other category includes general plant, computer software and hardware. Financing for the 2007 capital expenditure program is expected from short-term borrowing, cash provided by operating activities, and other sources. The capital expenditure program is subject to continuous review and modification. Actual capital requirements may vary from the above estimates due to a number of factors, including acquisition opportunities, changing economic conditions, customer growth in existing areas, regulation, new growth opportunities and availability of capital.

Chesapeake expects to incur approximately $75,000 in 2007 and 2008 for environmental-related expenditures. Additional expenditures may be required in future years (see Note M to the Consolidated Financial Statements). Management does not expect financing of future environmental-related expenditures to have a material adverse effect on the financial position or capital resources of the Company.

Cash Flows Provided BY Operating Activities

Our cash flows provided by (used in) operating activities were as follows:

For the Years Ended December 31,	2006	2005	2004
Net Income	$10,506,525	$10,467,614	$ 9,428,767
Non-cash adjustments to net income	11,186,418	13,059,678	16,342,116
Changes in working capital	8,424,055	(9,927,351)	(3,767,730)
Net cash from operating activities	$30,116,998	$13,599,941	$22,003,153

Year-over-year changes in our cash flows from operating activities are attributable primarily to net income, depreciation and working capital changes. The changes in working capital are impacted by weather, the price of natural gas and propane, the timing of customer collections, payments of natural gas and propane purchases, and deferred gas cost recoveries.

The Company generates a large portion of its annual net income and subsequent increases in our accounts receivable in the first and fourth quarters of each year due to significant volumes of natural gas and propane delivered by our Delmarva natural gas and propane distribution operations to our customers during the peak heating season. In addition, our natural gas and propane inventories, which usually peak in the fall months, are largely drawn down in the heating season and provide a source of cash as the inventory is used to satisfy winter sales demand.

During this period, our accounts payable increased to reflect payments due to providers of the natural gas, propane commodities and pipeline capacity. The value of the natural gas and propane can vary significantly from one period to the next as a result of volatility in the prices of these commodities. Our natural gas costs and deferred purchased natural gas costs due from, or to, our customers represent the difference between natural gas costs that we have paid to suppliers in the past and amounts that we have collected from customers. These natural gas costs can cause significant variations in cash flows from period to period.

In 2006, our net cash flow provided by operating activities was $30.1 million, an increase of $16.5 million from the same period of 2005. The increase was primarily a result of the recovery of working capital during 2006 that was deployed in 2005 due to the significantly higher commodity prices and the amount of working capital required for operations. Contributing to this increase was a decrease in the amount of natural gas and propane purchased for inventory of $6.1 million as a result of mild weather in the prior heating season and therefore higher inventory balances for the current heating season.

In 2005, our net cash flow provided by operating activities was $13.6 million, a decrease of $8.4 million from the same period of 2004. The decrease was primarily a result of increased working capital requirements including increased spending of $5.7 million for seasonal natural gas and propane inventories in advance of the winter sales demand. We spent more on these inventories in 2005 primarily because of higher natural gas and propane prices due to the effects of the hurricanes in the Gulf Coast region. The Company also used $1.2 million of cash to purchase investments for the Rabbi Trust associated with the Company's Supplemental Executive Retirement Savings Plan. Please see Note E on Investments in the Notes to the Consolidated Financial Statements.

Cash Flows Used in Investing Activities

Net cash flows used in investing activities totaled $48.9 million, $33.1 million, and $15.5 million during fiscal years 2006, 2005, and 2004, respectively. In fiscal years 2006, 2005, and 2004, $48.8 million, $33.3 million, and $16.4 million, respectively, of cash were were utilized for capital expenditures. Additions to property, plant and equipment in 2006 were primarily for natural gas transmission ($28.0 million), natural gas distribution ($16.1 million) and propane distribution ($4.3 million). In both 2006 and 2005, the natural gas distribution expenditures were used primarily to fund expansion and facilities improvements. Natural gas transmission capital expenditures related primarily to expanding the Company's transmission system.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities totaled $20.7 million during 2006, $20.4 million during 2005 and cash flows used by financing activities was $8.0 million for 2004. Our significant financing activities for the years 2006, 2005, and 2004 are summarized as follow:

- In November 2006, the Company sold 600,300 shares of common stock, including the underwriter's exercise of their over-allotment option of 90,045 shares, pursuant to a shelf registration statement declared effective in November 2006, generating net proceeds of $19.7 million.
- In October 2006, the Company placed $20 million of 5.5 percent Senior Notes ("Notes") to three institutional investors (The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company and United Omaha Life Insurance Company). The original note agreement was executed on October 18, 2005 and provided for the Company to sell the Notes at any time prior to January 15, 2007.
- The Company repaid $4.9 million of long-term debt during 2006 compared with $4.8 million during 2005 and $3.7 million during 2004.
- During 2006, the Company reduced short-term debt by $8.0 million. During 2005 and 2004, net borrowing of short-term debt increased by $29.6 million and $1.2 million, respectively, primarily to support our capital investment.
- During 2006, the Company paid $6.0 million in cash dividends compared with dividend payments of $5.8 million and $5.6 million for years 2005 and 2004, respectively. The increase in dividends paid over prior year reflects the increase in the dividend rate from $1.14 per share during 2005 to $1.16 per share during 2006 and the issuance of additional shares of common stock.
- In August 2006, the Company paid cash of $435,000, in lieu of issuing shares of the Company's common stock for the 30,000 stock warrants outstanding at December 31, 2005.

CAPITAL STRUCTURE

The following presents our capitalization as of December 31, 2006 and 2005:

	December 31,			
	2006		2005	
(in thousands, except percentages)				
Long-term debt, net of current maturities	$ 71,050	39%	$ 58,990	41%
Shareholders' equity	$111,152	61%	$ 84,757	59%
Total capitalization, excluding short-term debt	$182,202	100%	$143,747	100%

The Company increased its capitalization by $38.5 million in 2006 compared to 2005. The increased capitalization was primarily used to fund the $39.3 million of net property, plant, and equipment added in 2006 and for working capital.

As of December 31, 2006, common equity represented 61 percent of total capitalization, compared to 59 percent in 2005.

The following presents our capitalization as of December 31, 2006 and 2005 if short-term borrowing and current portion of long-term debt were included in capitalization:

	December 31,			
	2006		2005	
(in thousands, except percentages)				
Short-term debt	$ 27,554	13%	$ 35,482	19%
Long-term debt, including current maturities	$ 78,706	36%	$ 63,919	35%
Shareholders' equity	$111,152	51%	$ 84,757	46%
Total capitalization, including short-term debt	$217,412	100%	$184,158	100%

If short-term borrowing and current portion of long-term debt were included in capitalization, total capitalization increased by $33.3 million in 2006 compared to 2005. The increased capitalization was primarily used to fund a portion of the $39.3 million of net property, plant, and equipment added in 2006 and for other general working capital. In addition, if short-term borrowing and the current portion of long-term debt were included in total capitalization, the equity component of the Company's capitalization would have been 51 percent and 46 percent for 2006 and 2005, respectively.

Total debt as a percentage of total capitalization, including short-term debt, was 49 percent and 54 percent at December 31, 2006 and 2005, respectively. The decrease in the debt-to-capitalization ratio in 2006 was primarily attributed to the following:

- The Company sold 600,300 additional shares of common stock pursuant to a shelf registration declared effective by the SEC in November 2006. The sale of these additional shares increased total shareholders' equity by approximately $19.7 million.
- The outstanding long-term debt balance increased $14.8 million. Contributing to the increase was the placement of $20 million of 5.5 percent Senior Notes in October 2006, partially offset by scheduled principal payments.
- The outstanding short-term debt balance decreased $7.9 million. The Company reduced its outstanding short-term debt with funds received from the sale of additional shares of common stock and the placement of the Senior Notes.

Chesapeake remains committed to maintaining a sound capital structure and strong credit ratings to provide the financial flexibility needed to access the capital markets when required. This commitment, along with adequate and timely rate relief for the Company's regulated operations, is intended to ensure that Chesapeake will be able to attract capital from outside sources at a reasonable cost. The Company believes that the achievement of these objectives will provide benefits to customers and creditors, as well as to the Company's investors.

SHELF REGISTRATION

In July 2006, the Company filed a registration statement on Form S-3 with the SEC to issue up to $40.0 million in new common stock and/or debt securities. The registration statement was declared effective by the SEC in November 2006. In November 2006, we sold 600,300 shares of common stock, including the underwriter's exercise of their over-allotment option of 90,045 shares, under this registration statement, generating net proceeds of $19.7 million. The net proceeds from the sale were used for general corporate purposes, including financing of capital expenditures, repayment of short-term debt, and general working capital purposes. At December 31, 2006, the Company had approximately $20.0 million remaining under this registration statement.

CONTRACTUAL OBLIGATIONS

We have the following contractual obligations and other commercial commitments as of December 31, 2006:

	Payments Due by Period				
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt (1)	$ 7,656,364	$14,312,727	$14,403,636	$42,333,636	$ 78,706,363
Operating leases (2)	649,659	919,216	652,026	3,769,640	5,990,541
Purchase obligations (3)					
Transmission capacity	7,182,746	12,413,145	8,154,556	23,523,355	51,273,802
Storage—Natural Gas	1,363,488	2,698,742	2,666,955	5,163,488	11,892,673
Commodities	17,862,123	—	—	—	17,862,123
Forward purchase contracts—Propane (4)	13,868,391	—	—	—	13,868,391
Unfunded benefits (5)	292,445	588,705	614,043	2,710,528	4,205,721
Funded benefits (6)	323,500	148,364	117,732	1,419,046	2,008,642
Total Contractual Obligations	$49,198,716	$31,080,899	$26,608,948	$78,919,693	$185,808,256

(1) Principal payments on long-term debt, see Note H, "Long-Term Debt," in the Notes to the Consolidated Financial Statements for additional discussion of this item. The expected interest payments on long-term debt are $5.2 million, $8.8 million, $6.9 million and $10.0 million, respectively, for the periods indicated above. Expected interest payments for all periods total $30.9 million.

(2) See Note J, "Lease Obligations," in the Notes to the Consolidated Financial Statements for additional discussion of this item.

(3) See Note N, "Other Commitments and Contingencies," in the Notes to the Consolidated Financial Statements for further information.

(4) The Company has also entered into forward sale contracts. See "Market Risk" of the Management's Discussion and Analysis for further information.

(5) The Company has recorded long-term liabilities of $4.2 million at December 31, 2006 for unfunded post-retirement benefit plans. The amounts specified in the table are based on expected payments to current retirees and assumes a retirement age of 65 for currently active employees. There are many factors that would cause actual payments to differ from these amounts, including early retirement, future health care costs that differ from past experience and discount rates implicit in calculations.

(6) The Company has recorded long-term liabilities of $2.0 million at December 31, 2006 for funded benefits. These liabilities have been funded using a Rabbi Trust and an asset in the same amount is recorded under Investments on the Balance Sheet. The defined benefit pension plan was closed to new participants on January 1, 1999 and participants in the plan on that date were given the option to leave the plan. See Note K, "Employee Benefit Plans," in the Notes to the Consolidated Financial Statements for further information on the plan. Since the plan modification, no additional funding has been required from the Company and none is expected for the next five years, based on factors in effect at December 31, 2006. However, this is subject to change based on the actual return earned by the plan assets and other actuarial assumptions, such as the discount rate and long-term expected rate of return on plan assets.

Off-Balance Sheet Arrangements

The Company has issued corporate guarantees to certain vendors of its propane wholesale marketing subsidiary, its natural gas supply and management subsidiary, and propane distribution subsidiary. These corporate guarantees provide for the payment of propane and natural gas purchases in the event of the subsidiaries' default. The liabilities for these purchases are recorded in the Consolidated Financial Statements. The aggregate amount guaranteed at December 31, 2006 totaled $21.4 million, with the guarantees expiring on various dates in 2007.

In addition to the corporate guarantees, the Company has issued a letter of credit to its primary insurance company for $775,000, which expires on May 31, 2007. The letter of credit is provided as security for claims amounts to satisfy the deductibles on the Company's policies. The current letter of credit was renewed during the second quarter of 2006 when the insurance policies were renewed.

REGULATORY ACTIVITIES

The Company's natural gas distribution operations are subject to regulation by the Delaware, Maryland and Florida Public Service Commissions. Eastern Shore Natural Gas ("Eastern Shore"). The Company's natural gas transmission operation is subject to regulation by the FERC.

Delaware. On September 1, 2006, the Delaware division filed its annual Gas Sales Service Rates ("GSR") application that was effective for service rendered on and after November 1, 2006 with the Delaware Public Service Commission ("Delaware PSC"). On October 3, 2006, the Delaware PSC approved the GSR charges, subject to full evidentiary hearings and a final decision. The Delaware division expects a final decision during the first half of 2007.

On September 2, 2005, the Delaware division filed an application with the Delaware PSC requesting approval of an alternative rate design and rate structure in order to provide natural gas service to prospective customers in eastern Sussex County. While Chesapeake does provide natural gas service to residents and businesses in portions of Sussex County, under the Company's current tariff, natural gas distribution lines have not been extended to a large portion of the State of Delaware's recently targeted growth areas in eastern Sussex County. In April 2002, Governor Ruth Ann Minner established the Delaware Energy Task Force ("Task Force"), whose mission was to address the State of Delaware's long-term and short-term energy challenges. In September 2003, the Task Force issued its final report to the Governor that included a strategy related to enhancing the availability of natural gas within the State by evaluating possible incentives for expanding residential and commercial natural gas service. Chesapeake believes its current proposal to implement a rate design that will enable the Company to provide natural gas as a viable energy choice to a broad number of prospective customers within eastern Sussex County is consistent with the Task Force recommendation. While the Company cannot predict the outcome of its application at this time, the Company anticipates a final decision from the Delaware PSC regarding its application in 2007.

On October 16, 2006, the Delaware division filed an application with the Delaware PSC requesting approval for the issuance of up to $40,000,000 of common stock and/or debt securities as contained in the shelf registration statement filed with the SEC in July 2006. The Delaware PSC granted approval of the issuance at its regularly scheduled meeting on October 31, 2006.

On November 1, 2006, the Delaware division filed with the Delaware PSC its annual Environmental Rider ("ER") rate application to become effective for service rendered on and after December 1, 2006. The Delaware PSC granted approval of the ER rate at its regularly scheduled meeting on November 21, 2006, subject to full evidentiary hearings and a final decision. The Delaware PSC granted final approval of the ER rate at its regularly scheduled meeting on January 23, 2007.

On November 9, 2006, the Delaware division filed two applications with the Delaware PSC requesting approval for a Town of Millsboro Franchise Fee Rider and a Town of Georgetown Franchise Fee Rider. These Riders will allow the Delaware division to charge all respective natural gas customers within town limits the franchise fee paid by the Delaware division to the Towns of Millsboro and Georgetown as a condition to providing natural gas service. The Delaware PSC granted approval of both of the Riders at its regularly scheduled meeting on January 23, 2007.

On December 14, 2006, the Delaware division filed an application with the Delaware PSC requesting approval to change its base delivery service rates in order to recover a 1 mill increase in the assessment factor, which had been approved by the state legislature. The Delaware PSC granted approval of the application at its regularly scheduled meeting on December 19, 2006.

Maryland. On May 1, 2006, the Maryland division filed a base rate application with the Maryland Public Service Commission ("Maryland PSC") requesting an overall increase in base rates of approximately $1,137,000 annually, based on a proposed overall rate of return of 9.7 percent and a return on equity of 11.5 percent. On September 26, 2006, the Maryland PSC approved a base rate increase of approximately $780,000 annually, based on an overall rate of return of 9.03 percent and a return on equity of 10.75 percent. This increase will result in an average increase in revenues of approximately 4.5 percent for the Maryland division's firm residential, commercial and industrial customers. The PSC also approved the Company's proposal to implement a revenue normalization mechanism for its residential heating and smaller commercial heating customers, reducing the Company's risk due to weather and usage changes.

On December 14, 2006, the Maryland PSC held an evidentiary hearing to determine the reasonableness of the Maryland division's four quarterly gas cost recovery filings during the twelve months ended September 30, 2006. On December 15, 2006, the Hearing Examiner issued proposed findings approving the quarterly gas cost recovery rates as filed by the Maryland division, permitting complete recovery of its purchased gas costs for the period under review. No appeals or written exceptions to the proposed findings were made and a final order approving the quarterly gas cost recovery rates as filed was issued by the Maryland PSC on January 17, 2007.

Florida. On March 22, 2006, the Florida division filed a petition with the Florida Public Service Commission ("Florida PSC") seeking approval of special contracts to provide Delivery Point Operator ("DPO") services. Under the proposed contracts, the DPO services would be provided to an affiliate company, Peninsula Energy Services Company, Inc. The Florida PSC approved the petition on July 7, 2006, ordering that the special contracts be effective June 20, 2006.

On May 16, 2005, the Florida division filed a request with the Florida PSC for approval of a Special Contract with the Department of Management Services, an agency of the State of Florida, for service to the Washington Correction Institution ("WCI"). The Florida PSC approved the Company's request on July 19, 2005, and service to the existing WCI facility began in February 2006. WCI is located in Washington County in the Florida panhandle and is the thirteenth county served by the Company's Florida division.

On September 2, 2005, the Florida division filed a petition for a Declaratory Statement with the Florida PSC for a determination that Peninsula Pipeline Company, Inc. ("PPC"), a wholly owned subsidiary of the Company, qualifies as a natural gas transmission company under the Natural Gas Transmission Pipeline Intrastate Regulatory Act. The Florida PSC approved this Petition at its December 20, 2005 agenda conference, and a final order was issued on January 9, 2006. The determination that PPC qualifies as a natural gas transmission company provides opportunities for investment by PPC to provide natural gas transmission service to industrial customers in Florida by an intrastate pipeline.

On September 15, 2006, the Florida division filed a petition with the Florida PSC for approval of its Energy Conservation Cost Recovery Factors for the year 2007. Approved on November 30th by the Florida PSC, the new factors went into effect on January 1, 2007.

On October 10, 2006, the Florida division filed a petition with the Florida PSC for authority to implement phase two of its experimental transitional transportation service ("TTS") pilot program, and for approval of a new tariff to reflect the division's transportation service environment. When approved, the implementation of phase two of the TTS program for residential and certain small commercial consumers will expand the number of pool managers from one to two, and increase the gas supply pricing options available to these consumers. A decision is expected from the Florida PSC in March 2007.

On November 29, 2006, the Florida division filed a petition with the Florida PSC for authority to modify its energy conservation programs. In this petition, the Florida division is seeking approval to increase the cash allowances paid within the Residential Homebuilder Program and the Residential Appliance Replacement Program, and to expand the scope of the Residential Water Heater Retention Program to add natural gas heating systems, cooking and clothes drying appliances. A decision is expected from the Florida PSC in March 2007.

Eastern Shore. During October 2002, Eastern Shore filed for recovery of gas supply realignment costs, which totaled $196,000 (including interest), associated with the implementation of FERC Order No. 636. At that time, the FERC deferred review of the filing pending settlement of a related matter concerning another transmission company. Upon resolution of the issue with the other transmission company, Eastern Shore resubmitted its filing to the FERC, requesting authorization to recover a total of $223,000 (including interest) of gas supply realignment costs. FERC approved Eastern Shore's filing by letter order dated July 14, 2006.

System Expansion 2006–2008. On January 20, 2006, Eastern Shore filed an application for a Certificate of Public Convenience and Necessity for its 2006–2008 system expansion project (the "2006–2008 Project") with the FERC. The application requested authority to construct and operate approximately 55 miles of new pipeline facilities and two new metering and regulating station facilities to provide an additional 47,350 dekatherms per day ("dt/d") of firm transportation service in accordance with the phased-in customer requests of 26,200 dt/d in 2006, 10,300 dt/d in 2007, and 10,850 dt/d in 2008, at a total estimated cost of approximately $33.6 million. The following table provides a breakdown for the additional amounts of firm capacity per day, the estimated capital investment required, and the estimated annual gross margin contribution for the new services that will become effective November 1st for each of the respective years of the project:

	Year		
Services implemented November 1,	2006	2007	2008
Additional firm capacity per day	26,200	10,300	10,850
Capital investment	$17 million	$8 million	$8 million
Annualized gross margin contribution	$3,670,000	$1,484,000	$1,595,000

A Scoping Meeting was held on March 29, 2006 at which the public and all other interested stakeholders were invited to attend to review the project. No opposition to the project was received. On June 13, 2006, the FERC issued a Certificate to Eastern Shore authorizing it to construct and operate the 2006–2008 Project as proposed. Eastern Shore has completed and placed in service the authorized Phase I facilities. Phase II and Phase III facilities are expected to be constructed in 2007 and 2008, respectively.

Bay Crossing Project. On May 31, 2006, Eastern Shore entered into Precedent Agreements with Delmarva Power & Light Company ("Delmarva") and Chesapeake, through its Delaware and Maryland Divisions to provide additional firm transportation services upon completion of its latest proposed pipeline project.

Under the Bay Crossing Project, Eastern Shore has proposed to develop, construct and operate approximately 63 miles of new pipeline facilities that would transport natural gas from Calvert County, Maryland, crossing under the Chesapeake Bay into Dorchester and Caroline Counties, Maryland, to points on the Delmarva Peninsula where such facilities would interconnect with its existing facilities in Sussex County, Delaware.

Chesapeake and Delmarva are currently parties to existing firm natural gas transportation service agreements with Eastern Shore and each desires firm transportation services under the Bay Crossing Project, as evidenced by the May 31 Precedent Agreements. Pursuant to these Precedent Agreements, the parties have agreed to proceed with the required initiatives to obtain the governmental and regulatory authorizations that are necessary for Eastern Shore to provide, and for Chesapeake and Delmarva to utilize, such firm transportation services under the Bay Crossing Project.

During the negotiations of the Precedent Agreements, Eastern Shore and each of the participating customers entered into Letter Agreements which provide that, in the event that the Bay Crossing Project is not certified and placed in service, the participating customers will each pay their proportionate share of certain pre-certification costs by means of a negotiated surcharge of up to $2 million, over a period of no less than 20 years.

In connection with the Bay Crossing Project, on June 27, 2006 Eastern Shore submitted a petition to the FERC for approval of the uncontested Settlement Agreement. The Settlement Agreement provides Eastern Shore and all customers utilizing Eastern Shore's system with benefits, including but not limited to the following: (1) advancement of a necessary infrastructure project to meet the growing demand for natural gas on the Delmarva Peninsula; (2) sharing of project development costs by the participating customers in the project; and (3) no development cost risk for non-participating customers. On August 1, 2006, the FERC granted approval of the uncontested Settlement Agreement. On September 6, 2006, Eastern Shore submitted to FERC proposed tariff sheets to implement the provisions of the above-referenced Settlement Agreement. By Letter Order dated October 6, 2006, the FERC accepted the tariff sheets effective September 7, 2006. Eastern Shore anticipates entering into a pre-filing process at the FERC during the first half of 2007 with the ultimate goal of obtaining FERC approval to construct the Proposed Project. Eastern Shore will also be required to obtain permits from other federal, state and local agencies prior to proceeding with construction. It is not until the Company obtains the appropriate approvals and permits that a majority of the total estimated cost of $93 million for the Bay Crossing Project is estimated to be spent. This estimated cost will depend upon the final size and route of the pipeline, as well as construction materials and labor costs.

Rate Matters. On September 19, 2006, Eastern Shore submitted its Annual Charge Adjustment ("ACA") compliance filing to reflect the most current ACA surcharge rate as established by the FERC. The compliance filing was accepted by the FERC and the revised ACA surcharge rate became effective on October 1, 2006.

On October 31, 2006, Eastern Shore filed a Section 4 base rate proceeding in compliance with Article IX of the Stipulation & Agreement approved in its prior base rate proceeding in Docket No. RP02-34-000. Eastern Shore's filed rates, proposed to be effective November 1, 2006, reflect an annual increase of $5,589,000 over its current rates. The proposed rate increase reflects increases in operating and maintenance expenses, depreciation expense, taxes other than income taxes, and return on new gas plant facilities that are expected to be placed into service before March 31, 2007. Eastern Shore proposed a return on equity of 14.875 percent utilizing a capital structure of 39 percent debt and 61 percent equity.

On November 30, 2006, the FERC issued its *Order Accepting and Suspending Tariff Sheets Subject to Refund and Establishing a Hearing*. The FERC accepted and suspended the effectiveness of Eastern Shore's rate increase until May 1, 2007, subject to refund and the outcome of the hearing established in the order.

On December 5, 2006, the FERC's Chief Judge issued an order stating this proceeding is subject to a Track Three procedural schedule. Track Three denotes an exceptionally complex case and provides for a total of 63 weeks within which a formal hearing will be conducted and an Initial Decision issued. The Chief Judge's order also designated the Presiding Administrative Law Judge ("ALJ").

On December 19, 2006, the ALJ issued an *Order Establishing Procedural Schedule* as agreed upon by the participants and the Judge at a pre-hearing conference held that same day. The procedural schedule specifies that an Initial Decision shall be issued on February 19, 2008. The ALJ also strongly encouraged the participants in this proceeding to pursue a negotiated settlement through the Commission's settlement process, thus eliminating the need for a formal hearing.

ENVIRONMENTAL MATTERS

The Company continues to work with federal and state environmental agencies to assess the environmental impact and explore corrective action at three environmental sites (see Note M to the Consolidated Financial Statements). The Company believes that future costs associated with these sites will be recoverable in rates or through sharing arrangements with, or contributions by, other responsible parties.

MARKET RISK

Market risk represents the potential loss arising from adverse changes in market rates and prices. Long-term debt is subject to potential losses based on the change in interest rates. The Company's long-term debt consists of senior notes and convertible debentures (see Note H to the Consolidated Financial Statements for annual maturities of consolidated long-term debt). All of Chesapeake's long-term debt is fixed-rate debt. The carrying value of the Company's long-term debt, including current maturities, was $78.7 million at December 31, 2006 as compared to a fair value of $81.4 million, based mainly on current market prices or discounted cash flows using current rates for similar issues with similar terms and remaining maturities. The Company evaluates whether to refinance existing debt or permanently finance existing short-term borrowing based in part on the fluctuation in interest rates.

The Company's propane distribution business is exposed to market risk as a result of propane storage activities and entering into fixed price contracts for supply. The Company can store up to approximately four million gallons of propane (including leased storage and rail cars) during the winter season to meet its customers' peak requirements and to serve metered customers. Decreases in the wholesale price of propane may cause the value of stored propane to decline. To mitigate the impact of price fluctuations, the Company has adopted a Risk Management Policy that allows the propane distribution operation to enter into fair value hedges of its inventory. At December 31, 2006, the propane distribution operation had entered into a swap agreement to protect the Company from the impact of price increases on our price-cap plan that we offer to customers. The Company considers this agreement to be an economic hedge and does not qualify for hedge accounting as described in SFAS 133. At the end of the period, the market price of propane dropped below the unit price within the swap agreement. As a result of the price drop, the Company marked the agreement to market, which resulted in an unrealized loss of $84,000.

The propane wholesale marketing operation is a party to natural gas liquids ("NGL") forward contracts, primarily propane contracts, with various third parties. These contracts require that the propane wholesale marketing operation purchase or sell NGL at a fixed price at fixed future dates. At expiration, the contracts are settled by the delivery of NGL to the Company or the counterparty or booking out the transaction (booking out is a procedure for financially settling a contract in lieu of the physical delivery of energy). The propane wholesale marketing operation also enters into futures contracts that are traded on the New York Mercantile Exchange. In certain cases, the futures contracts are settled by the payment of a net amount equal to the difference between the current market price of the futures contract and the original contract price.

The forward and futures contracts are entered into for trading and wholesale marketing purposes. The propane wholesale marketing operation is subject to commodity price risk on its open positions to the extent that market prices for NGL deviate from fixed contract settlement amounts. Market risk associated with the trading of futures and forward contracts are monitored daily for compliance with Chesapeake's Risk Management Policy, which includes volumetric limits for open positions. To manage exposures to changing market prices, open positions are marked up or down to market prices and reviewed by oversight officials on a daily basis. Additionally, the Risk Management Committee reviews periodic reports on market and credit risk, approves any exceptions to the Risk Management Policy (within the limits established by the Board of Directors) and authorizes the use of any new types of contracts. Quantitative information on the forward and futures contracts at December 31, 2006 and 2005 is shown in the following charts.

At December 31, 2006	Quantity in gallons	Estimated Market Prices	Weighted Average Contract Prices
Forward Contracts			
Sale	13,797,000	$0.9250—$1.2100	$1.0107
Purchase	13,733,800	$0.9250—$1.2200	$1.0098

Estimated market prices and weighted average contract prices are in dollars per gallon.
All contracts expire in 2007.

At December 31, 2005	Quantity in gallons	Estimated Market Prices	Weighted Average Contract Prices
Forward Contracts			
Sale	20,794,200	$1.0350—$1.1013	$1.0718
Purchase	20,202,000	$1.0100—$1.0450	$1.0703

Estimated market prices and weighted average contract prices are in dollars per gallon.
All contracts expired in 2006.

The Company's natural gas distribution and marketing operations have entered into agreements with natural gas suppliers to purchase natural gas for resale to their customers. Purchases under these contracts either do not meet the definition of derivatives in SFAS No. 133 or are considered "normal purchases and sales" under SFAS No. 138 and are not marked to market.

COMPETITION

The Company's natural gas operations compete with other forms of energy including electricity, oil and propane. The principal competitive factors are price, and to a lesser extent, accessibility. The Company's natural gas distribution operations have several large volume industrial customers that have the capacity to use fuel oil as an alternative to natural gas. When oil prices decline, these interruptible customers convert to oil to satisfy their fuel requirements. Lower levels in interruptible sales occur when oil prices are lower relative to the price of natural gas. Oil prices, as well as the prices of electricity and other fuels, are subject to fluctuation for a variety of reasons; therefore, future competitive conditions are not predictable. To address this uncertainty, the Company uses flexible pricing arrangements on both the supply and sales side of this business to maximize sales volumes. As a result of the transmission business' conversion to open access and the Florida division's restructuring of its services, their businesses have shifted from providing competitive sales service to providing transportation and contract storage services.

The Company's natural gas distribution operations located in Delaware, Maryland and Florida offer transportation services to certain commercial and industrial customers. In 2002, the Florida operation extended transportation service to residential customers. With transportation service available on the Company's distribution systems, the Company is competing with third-party suppliers to sell gas to industrial customers. As it relates to transportation services, the Company's competitors include the interstate transmission company if the distribution customer is located close enough to the transmission company's pipeline to make a connection economically feasible. The customers at risk are usually large volume commercial and industrial customers with the financial resources and capability to bypass the distribution operations in this manner. In certain situations, the distribution operations may adjust services and rates for these customers to retain their business. The Company expects to continue to expand the availability of transportation service to additional classes of distribution customers in the future. The Company established a natural gas sales and supply operation in Florida to compete for customers eligible for transportation services. The Company also provides sales service in Delaware.

The Company's propane distribution operations compete with several other propane distributors in their service territories, primarily on the basis of service and price, emphasizing reliability of service and responsiveness. Competition is generally from local outlets of national distribution companies and local businesses, because distributors located in close proximity to customers incur lower costs of providing service. Propane competes with electricity as an energy source, because it is typically less expensive than electricity, based on equivalent BTU value. Propane also competes with home heating oil as an energy source. Since natural gas has historically been less expensive than propane, propane is generally not distributed in geographic areas serviced by natural gas pipeline or distribution systems.

The propane wholesale marketing operation competes against various marketers, many of which have significantly greater resources and are able to obtain price or volumetric advantages.

The advanced information services business faces significant competition from a number of larger competitors having substantially greater resources available to them than does the Company. In addition, changes in the advanced information services business are occurring rapidly, which could adversely impact the markets for the products and services offered by these businesses. This segment competes on the basis of technological expertise, reputation and price.

INFLATION

Inflation affects the cost of labor, products and services required for operation, maintenance and capital improvements. While the impact of inflation has remained low in recent years, natural gas and propane prices are subject to rapid fluctuations. Fluctuations in natural gas prices are passed on to customers through the gas cost recovery mechanism in the Company's tariffs. To help cope with the effects of inflation on its capital investments and returns, the Company seeks rate relief from regulatory commissions for regulated operations while monitoring the returns of its unregulated business operations. To compensate for fluctuations in propane gas prices, Chesapeake adjusts its propane selling prices to the extent allowed by the market.

CAUTIONARY STATEMENT

Chesapeake has made statements in this report that are considered to be forward-looking statements. These statements are not matters of historical fact. Sometimes they contain words such as "believes," "expects," "intends," "plans," "will" or "may," and other similar words of a predictive nature. These statements relate to matters such as customer growth, changes in revenues or gross margin, capital expenditures, environmental remediation costs, regulatory approvals, market risks associated with the Company's propane wholesale marketing operation, competition, inflation and other matters. It is important to understand that these forward-looking statements are not guarantees but are subject to certain risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things:

- the temperature sensitivity of the natural gas and propane businesses;
- the effect of spot, forward and futures market prices on the Company's distribution, wholesale marketing and energy trading businesses;
- amount and availability of natural gas and propane supplies and the access to interstate pipelines' transportation and storage capacity;
- the effects of natural gas and propane commodity price changes may affect the operating costs and competitive positions of our natural gas and propane distribution operations;
- the effects of competition on the Company's unregulated and regulated businesses;
- the effect of changes in federal, state or local regulatory and tax requirements, including deregulation;
- the effect of changes in technology on the Company's advanced information services segment;
- the effects of credit risk and credit requirements on the Company's energy marketing subsidiaries;
- the effect of accounting changes;
- the effect of changes in benefit plan assumptions;
- the effect of compliance with environmental regulations or the remediation of environmental damage;
- the effects of general economic conditions and including interest rates on the Company and its customers;
- the ability of the Company's new and planned facilities and acquisitions to generate expected revenues;
- the Company's ability to obtain the rate relief and cost recovery requested from utility regulators and the timing of the requested regulatory actions; and
- the Company's ability to obtain necessary approvals and permits by regulatory agencies on a timely basis.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, Chesapeake's management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in a report entitled "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Chesapeake's management has evaluated and concluded that Chesapeake's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of Chesapeake's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Chesapeake Utilities Corporation

We have completed integrated audits of Chesapeake Utilities Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, stockholders' equity, other comprehensive income and income taxes present fairly, in all material respects, the financial position of Chesapeake Utilities Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note K to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans, effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Boston, MA
March 13, 2007

Consolidated Statements of Income

For the Years Ended December 31,	2006	2005	2004
Operating Revenues	$231,200,591	$229,629,736	$177,955,441
Operating Expenses			
Cost of sales, excluding costs below	155,810,622	153,514,739	109,626,377
Operations	37,053,223	40,181,648	35,146,595
Maintenance	2,103,562	1,818,981	1,518,774
Depreciation and amortization	8,243,715	7,568,209	7,257,538
Other taxes	5,058,158	5,015,660	4,436,411
Total operating expenses	208,269,280	208,099,237	157,985,695
Operating Income	22,931,311	21,530,499	19,969,746
Other income net of other expenses	189,112	382,626	549,156
Interest charges	5,777,336	5,133,495	5,268,145
Income Before Income Taxes	17,343,087	16,779,630	15,250,757
Income taxes	6,836,562	6,312,016	5,701,090
Net Income from Continuing Operations	10,506,525	10,467,614	9,549,667
Loss from discontinued operations, net of tax benefit of $0, $0 and $59,751	—	—	(120,900)
Net Income	$ 10,506,525	$ 10,467,614	$ 9,428,767
Earnings Per Share of Common Stock:			
Basic			
From continuing operations	$1.74	$1.79	$ 1.66
From discontinued operations	—	—	(0.02)
Net Income	$1.74	$1.79	$ 1.64
Diluted			
From continuing operations	$1.72	$1.77	$ 1.64
From discontinued operations	—	—	(0.02)
Net Income	$1.72	$1.77	$ 1.62

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2006	2005	2004
Operating Activities			
Net Income	$10,506,525	$ 10,467,614	$ 9,428,767
Adjustments to reconcile net income to net operating cash:			
Depreciation and amortization	8,243,715	7,568,209	7,257,538
Depreciation and accretion included in other costs	3,102,066	2,705,620	2,611,779
Deferred income taxes, net	(408,533)	1,510,777	4,559,207
Unrealized gain (loss) on commodity contracts	37,110	(227,193)	353,183
Unrealized loss on investments	(151,952)	(56,650)	(43,256)
Employee benefits and compensation	382,608	1,621,607	1,536,586
Other, net	(18,596)	(62,692)	67,079
Changes in assets and liabilities:			
Sale (purchase) of investments	(177,990)	(1,242,563)	43,354
Accounts receivable and accrued revenue	9,705,860	(16,831,751)	(11,723,505)
Propane inventory, storage gas and other inventory	354,764	(5,704,040)	(1,741,941)
Regulatory assets	2,498,954	(1,719,184)	428,516
Prepaid expenses and other current assets	(271,438)	36,704	(221,137)
Other deferred charges	(231,822)	(102,561)	(168,898)
Long-term receivables	137,101	247,600	428,964
Accounts payable and other accrued liabilities	(11,434,370)	15,569,924	9,731,360
Income taxes receivable (payable)	1,800,913	(2,006,762)	(229,237)
Accrued interest	273,672	(42,376)	(51,272)
Customer deposits and refunds	2,361,265	462,781	665,549
Accrued compensation	(542,512)	875,342	(794,194)
Regulatory liabilities	2,824,068	144,501	(191,266)
Other liabilities	1,125,590	385,034	55,977
Net cash provided by operating activities	30,116,998	13,599,941	22,003,153
Investing Activities			
Property, plant and equipment expenditures	(48,845,828)	(33,319,613)	(16,435,938)
Sale of investments	—	—	135,170
Sale of discontinued operations	—	—	415,707
Environmental recoveries (expenditures)	(15,549)	240,336	369,719
Net cash used by investing activities	(48,861,377)	(33,079,277)	(15,515,342)
Financing Activities			
Common stock dividends	(5,982,531)	(5,789,180)	(5,560,535)
Issuance of stock for Dividend Reinvestment Plan	321,865	458,757	200,551
Stock issuance	19,698,509	—	—
Cash settlement of warrants	(434,782)	—	—
Change in cash overdrafts due to outstanding checks	49,047	874,083	(143,720)
Net borrowing (repayment) under line of credit agreements	(7,977,347)	29,606,400	1,184,742
Proceeds from issuance of long-term debt	20,000,000	—	—
Repayment of long-term debt	(4,929,674)	(4,794,827)	(3,665,589)
Net cash provided (used) by financing activities	20,745,087	20,355,233	(7,984,551)
Net Increase (Decrease) in Cash and Cash Equivalents	2,000,708	875,897	(1,496,740)
Cash and Cash Equivalents—Beginning of Period	2,487,658	1,611,761	3,108,501
Cash and Cash Equivalents—End of Period	$ 4,488,366	$ 2,487,658	$ 1,611,761
Supplemental Disclosures of Non-Cash Investing Activities:			
Capital property and equipment acquired on account, but not paid as of December 31	$ 1,490,890	$ 1,367,348	$ 1,678,724
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ 5,334,477	$ 5,052,013	$ 5,280,299
Cash paid for income taxes	$ 6,285,272	$ 6,342,476	$ 1,977,223

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets

At December 31,	2006	2005
ASSETS		
Property, Plant and Equipment		
Natural gas distribution and transmission	$269,012,516	$220,685,461
Propane	44,791,552	41,563,810
Advanced information services	1,054,368	1,221,177
Other plant	9,147,500	9,275,729
Total property, plant and equipment	324,005,936	272,746,177
Less: Accumulated depreciation and amortization	(85,010,472)	(78,840,413)
Plus: Construction work in progress	1,829,948	7,598,531
Net property, plant and equipment	240,825,412	201,504,295
Investments	2,015,577	1,685,635
Current Assets		
Cash and cash equivalents	4,488,366	2,487,658
Accounts receivable (less allowance for uncollectible accounts of $661,597 and $861,378, respectively)	44,969,182	54,284,011
Accrued revenue	4,325,351	4,716,383
Propane inventory, at average cost	7,187,035	6,332,956
Other inventory, at average cost	1,564,937	1,538,936
Regulatory assets	1,275,653	4,434,828
Storage gas prepayments	7,393,335	8,628,179
Income taxes receivable	1,078,882	2,725,840
Deferred income taxes	1,365,316	—
Prepaid expenses	2,280,900	2,021,164
Other current assets	1,553,284	1,596,797
Total current assets	77,482,241	88,766,752
Deferred Charges and Other Assets		
Goodwill	674,451	674,451
Other intangible assets, net	191,878	205,683
Long-term receivables	824,333	961,434
Other regulatory assets	1,765,088	1,178,232
Other deferred charges	1,215,004	1,003,393
Total deferred charges and other assets	4,670,754	4,023,193
Total Assets	$324,993,984	$295,979,875

The accompanying notes are an integral part of the financial statements.

At December 31,	2006	2005
CAPITALIZATION AND LIABILITIES		
Capitalization		
Stockholders' equity		
Common Stock, par value $0.4867 per share (authorized 12,000,000 shares) (1)	$ 3,254,998	$ 2,863,212
Additional paid-in capital	61,960,220	39,619,849
Retained earnings	46,270,884	42,854,894
Accumulated other comprehensive income	(334,550)	(578,151)
Deferred compensation obligation	1,118,509	794,535
Treasury stock	(1,118,509)	(797,156)
Total stockholders' equity	111,151,552	84,757,183
Long-term debt, net of current maturities	71,050,000	58,990,363
Total capitalization	182,201,552	143,747,546
Current Liabilities		
Current portion of long-term debt	7,656,364	4,929,091
Short-term borrowing	27,553,941	35,482,241
Accounts payable	33,870,552	45,645,228
Customer deposits and refunds	7,502,265	5,140,999
Accrued interest	832,392	558,719
Dividends payable	1,939,482	1,676,398
Deferred income taxes	—	1,150,828
Accrued compensation	2,901,053	3,793,244
Regulatory liabilities	4,199,147	550,546
Other accrued liabilities	4,005,795	3,560,055
Total current liabilities	90,460,991	102,487,349
Deferred Credits and Other Liabilities		
Deferred income taxes	26,517,098	24,248,624
Deferred investment tax credits	328,277	367,085
Other regulatory liabilities	1,236,254	2,008,779
Environmental liabilities	211,581	352,504
Accrued pension costs	1,608,311	3,099,882
Accrued asset removal cost	18,410,992	16,727,268
Other liabilities	4,018,928	2,940,838
Total deferred credits and other liabilities	52,331,441	49,744,980
Other Commitments and Contingencies (Note N)		
Total Capitalization and Liabilities	$324,993,984	$295,979,875

(1) Shares issued were 6,688,084 and 5,883,099 for 2006 and 2005, respectively. Shares outstanding were 6,688,084 and 5,883,002 for 2006 and 2005, respectively.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31,	2006	2005	2004
Common Stock			
Balance—beginning of year	$ 2,863,212	$ 2,812,538	$ 2,754,748
Dividend Reinvestment Plan	18,685	20,038	20,125
Retirement Savings Plan	14,457	10,255	19,058
Conversion of debentures	8,117	11,004	9,060
Performance shares and options exercised (1)	14,536	9,377	9,547
Stock issuance	335,991	—	—
Balance—end of year	3,254,998	2,863,212	2,812,538
Additional Paid-in Capital			
Balance—beginning of year	39,619,849	36,854,717	34,176,361
Dividend Reinvestment Plan	1,148,100	1,224,874	996,715
Retirement Savings Plan	900,354	682,829	946,319
Conversion of debentures	275,300	373,259	307,940
Performance shares and options exercised (1)	887,426	484,170	427,382
Stock issuance	19,362,518	—	—
Exercise warrants, net of tax	(233,327)	—	—
Balance—end of year	61,960,220	39,619,849	36,854,717
Retained Earnings			
Balance—beginning of year	42,854,894	39,015,087	36,008,246
Net income	10,506,525	10,467,614	9,428,767
Cash dividends (2)	(7,090,535)	(6,627,807)	(6,403,450)
Loss on issuance of treasury stock	—	—	(18,476)
Balance—end of year	46,270,884	42,854,894	39,015,087
Accumulated Other Comprehensive Income			
Balance—beginning of year	(578,151)	(527,246)	—
Minimum pension liability adjustment, net of tax	74,036	(50,905)	(527,246)
Gain on funded status of Employee Benefit Plans, net of tax	169,565	—	—
Balance—end of year	(334,550)	(578,151)	(527,246)
Deferred Compensation Obligation			
Balance—beginning of year	794,535	816,044	913,689
New deferrals	323,974	130,426	296,790
Payout of deferred compensation	—	(151,935)	(394,435)
Balance—end of year	1,118,509	794,535	816,044
Treasury Stock			
Balance—beginning of year	(797,156)	(1,008,696)	(913,689)
New deferrals related to compensation obligation	(323,974)	(130,426)	(296,790)
Purchase of treasury stock	(51,572)	(182,292)	(344,753)
Sale and distribution of treasury stock	54,193	524,258	546,536
Balance—end of year	(1,118,509)	(797,156)	(1,008,696)
Total Stockholders' Equity	$111,151,552	$84,757,183	$77,962,444

(1) Includes amounts for shares issued for Directors' compensation.
(2) Cash dividends declared per share for 2006, 2005 and 2004 were $1.16, $1.14 and $1.12, respectively.

Consolidated Statements of Comprehensive Income

	2006	2005	2004
Net income	$10,506,525	$10,467,614	$ 9,428,767
Pension liability adjustment, net of tax of $48,889, $33,615 and $347,726, respectively	74,036	(50,905)	(527,246)
Comprehensive Income	$10,580,561	$10,416,709	$ 8,901,521

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income Taxes

For the Years Ended December 31,	2006	2005	2004
Current Income Tax Expense			
Federal	$ 5,994,296	$ 3,687,800	$1,221,155
State	1,424,485	789,233	618,916
Investment tax credit adjustments, net	(54,816)	(54,816)	(54,816)
Total current income tax expense	7,363,965	4,422,217	1,785,255
Deferred Income Tax Expense (1)			
Property, plant and equipment	1,697,024	1,380,628	4,230,650
Deferred gas costs	(2,085,066)	1,064,310	283,547
Pensions and other employee benefits	(97,436)	(340,987)	(49,620)
Environmental expenditures	(5,580)	(98,229)	(150,864)
Other	(36,345)	(115,923)	(397,878)
Total deferred income tax expense	(527,403)	1,889,799	3,915,835
Total Income Tax Expense	$ 6,836,562	$ 6,312,016	$5,701,090
Reconciliation of Effective Income Tax Rates			
Federal income tax expense (2)	$ 6,070,080	$ 5,872,871	$5,185,257
State income taxes, net of federal benefit	804,988	708,192	736,176
Other	(38,506)	(269,047)	(220,343)
Total Income Tax Expense	$ 6,836,562	$ 6,312,016	$5,701,090
Effective income tax rate	39.4%	37.6%	37.4%

At December 31,	2006	2005
Deferred Income Taxes		
Deferred income tax liabilities:		
Property, plant and equipment	$27,997,744	$26,795,452
Environmental costs	204,149	—
Deferred gas costs	—	1,664,252
Other	870,424	612,943
Total deferred income tax liabilities	29,072,317	29,072,647
Deferred income tax assets:		
Pension and other employee benefits	2,225,944	2,289,370
Self insurance	468,922	575,303
Environmental costs	—	181,734
Deferred gas costs	528,814	—
Other	696,855	626,788
Total deferred income tax assets	3,920,535	3,673,195
Deferred Income Taxes Per Consolidated Balance Sheet	$25,151,782	$25,399,452

(1) Includes $(54,000), $146,000 and $386,000 of deferred state income taxes for the years 2006, 2005 and 2004, respectively.
(2) Federal income taxes were recorded at 35% for the years 2006 and 2005. They were recorded at 34% in 2004.

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

A SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Chesapeake Utilities Corporation ("Chesapeake" or "the Company") is engaged in natural gas distribution to approximately 59,100 customers located in central and southern Delaware, Maryland's Eastern Shore and Florida. The Company's natural gas transmission subsidiary operates an intrastate pipeline from various points in Pennsylvania and northern Delaware to the Company's Delaware and Maryland distribution divisions, as well as other utility and industrial customers in Pennsylvania, Delaware and the Eastern Shore of Maryland. The Company's propane distribution and wholesale marketing segment provides distribution service to approximately 33,300 customers in central and southern Delaware, the Eastern Shore of Maryland, southeastern Pennsylvania, central Florida and the Eastern Shore of Virginia, and markets propane to wholesale customers including large independent oil and petrochemical companies, resellers and propane distribution companies in the southeastern United States. The advanced information services segment provides domestic and international clients with information technology related business services and solutions for both enterprise and e-business applications.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. The Company does not have any ownership interests in investments accounted for using the equity method or any variable interests in a variable interest entity. All intercompany transactions have been eliminated in consolidation.

System of Accounts

The natural gas distribution divisions of the Company located in Delaware, Maryland and Florida are subject to regulation by their respective Public Service Commissions with respect to their rates for service, maintenance of their accounting records and various other matters. Eastern Shore Natural Gas Company is an open access pipeline and is subject to regulation by the Federal Energy Regulatory Commission ("FERC"). Our financial statements are prepared in accordance with generally accepted accounting principles, which give appropriate recognition to the ratemaking and accounting practices and policies of the various commissions. The propane, advanced information services and other business segments are not subject to regulation with respect to rates or maintenance of accounting records.

Property, Plant, Equipment and Depreciation

Utility and non-utility property is stated at original cost. The costs of repairs and minor replacements are charged against income as incurred and the costs of major renewals and betterments are capitalized. Upon retirement or disposition of non-utility property, the gain or loss, net of salvage value, is charged to income. Upon retirement or disposition of utility property, the gain or loss, net of salvage value, is charged to accumulated depreciation. The provision for depreciation is computed using the straight-line method at rates that amortize the unrecovered cost of depreciable property over the estimated remaining useful life of the asset. Depreciation and amortization expenses are provided at an annual rate for each segment. The three-year average rates were 3 percent for natural gas distribution and transmission, 5 percent for propane, 11 percent for advanced information services and 7 percent for general plant.

At December 31,	2006	2005	Useful Life (1)
Plant in service			
Mains	$151,890,304	$113,111,408	24-37 years
Services—utility	32,334,145	29,010,008	14-28 years
Compressor station equipment	24,921,976	23,853,871	28 years
Liquefied petroleum gas equipment	24,627,398	22,162,867	30-39 years
Meters and meter installations	16,093,737	15,165,212	Propane 15-33 years, Natural gas 17-49 years
Measuring and regulating station equipment	13,272,201	12,219,964	17-37 years
Office furniture and equipment	10,114,101	9,572,926	Non-regulated 3-10 years, Regulated 3-20 years
Transportation equipment	10,686,259	9,822,272	2-11 years
Structures and improvements	9,538,345	9,161,696	5-44 years (2)
Land and land rights	7,386,268	5,646,852	Not depreciable, except certain regulated assets
Propane bulk plants and tanks	5,301,457	6,097,036	15-40 years
Various	17,839,745	16,922,065	Various
Total plant in service	324,005,936	272,746,177	
Plus construction work in progress	1,829,948	7,598,531	
Less accumulated depreciation	(85,010,472)	(78,840,413)	
Net property, plant and equipment	$240,825,412	$201,504,295	

(1) Certain immaterial account balances may fall outside this range.

The regulated operations compute depreciation in accordance with rates approved by either the state Public Service Commission or the FERC. These rates are based on depreciation studies and may change periodically upon receiving approval from the appropriate regulatory body. The depreciation rates shown above are based on the remaining useful lives of the assets at the time of the depreciation study, rather than their original lives. The depreciation rates are composite, straight-line rates applied to the average investment for each class of depreciable property and are adjusted for anticipated cost of removal less salvage value.

The non-regulated operations compute depreciation using the straight-line method over the estimated useful life of the asset.

(2) Includes buildings, structures used in connection with natural gas and propane operations, improvements to those facilities and leasehold improvements.

Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in overnight income producing accounts. Such amounts are stated at cost, which approximates market value. Investments with an original maturity of three months or less when purchased are considered cash equivalents.

Inventories

The Company uses the average cost method to value propane and materials and supplies inventory. If the market prices drop below cost, inventory balances that are subject to price risk are adjusted to market values.

Regulatory Assets, Liabilities and Expenditures

The Company accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This standard includes accounting principles for companies whose rates are determined by independent third-party regulators. When setting rates, regulators often make decisions, the economics of which require companies to defer costs or revenues in different periods than may be appropriate for unregulated enterprises. When this situation occurs, the regulated utility defers the associated costs as assets (regulatory assets) on the balance sheet, and records them as expense on the income statement as it collects revenues. Further, regulators can also impose liabilities upon a company for amounts previously collected from customers, and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

At December 31, 2006 and 2005, the regulated utility operations had recorded the following regulatory assets and liabilities on the Balance Sheets. These assets and liabilities will be recognized as revenues and expenses in future periods as they are reflected in customers' rates.

At December 31,	2006	2005
Regulatory Assets		
Current		
Underrecovered purchased gas costs	$ 1,076,921	$ 4,016,522
Conservation cost recovery	51,408	303,930
Swing transportation imbalances	—	454
PSC Assessment	22,290	—
Flex rate asset	81,926	113,922
Other	43,108	—
Total current	1,275,653	4,434,828
Non-Current		
Income tax related amounts due from customers	1,300,544	711,961
Deferred regulatory and other expenses	188,686	89,258
Deferred gas supply	15,201	15,201
Deferred postretirement benefits	138,949	166,739
Environmental regulatory assets and expenditures	121,708	195,073
Total non-current	1,765,088	1,178,232
Total Regulatory Assets	$ 3,040,741	$ 5,613,060
Regulatory Liabilities		
Current		
Self insurance—current	$ 568,897	$ 44,221
Overrecovered purchased gas costs	2,351,553	—
Shared interruptible margins	100,355	3,039
Operational flow order penalties	7,831	7,831
Swing transportation imbalances	1,170,511	495,455
Total current	4,199,147	550,546
Non-Current		
Self insurance—long-term	600,787	1,383,247
Income tax related amounts due to customers	285,819	327,893
Environmental overcollections	349,648	297,639
Total non-current	1,236,254	2,008,779
Accrued asset removal cost	18,410,992	16,727,268
Total Regulatory Liabilities	$23,846,393	$19,286,593

Included in the regulatory assets listed above are $133,000 of which is accruing interest. Of the remaining regulatory assets, $1.4 million will be collected in approximately one to two years, $310,000 will be collected within approximately 3 to 10 years, and $1.4 million are awaiting regulatory approval for recovery, but once approved are expected to be collected within 12 months.

As required by SFAS No. 71, the Company monitors its regulatory and competitive environment to determine whether the recovery of its regulatory assets continues to be probable. If the Company were to determine that recovery of these assets is no longer probable, it would write off the assets against earnings. The Company believes that SFAS No. 71 continues to apply to its regulated operations, and that the recovery of its regulatory assets is probable.

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangibles under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is not amortized, but it is tested for impairment at least annually. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Other intangible assets are amortized on a straight-line basis over their estimated economic useful lives. Please refer to Note F "Goodwill and Other Intangible Assets" for additional discussions of this area.

Other Deferred Charges

Other deferred charges include discount, premium and issuance costs associated with long-term debt. Debt costs are deferred and then are amortized to interest expense over the original lives of the respective debt issuances. Deferred post-employment benefits are adjusted based on current age, the present value of the projected annual benefit received and estimated life expectancy.

Income Taxes and Investment Tax Credit Adjustments

The Company files a consolidated federal income tax return. Income tax expense allocated to the Company's subsidiaries is based upon their respective taxable incomes and tax credits.

Deferred tax assets and liabilities are recorded for the tax effect of temporary differences between the financial statements bases and tax bases of assets and liabilities and are measured using current effective income tax rates. The portions of the Company's deferred tax liabilities applicable to utility operations, which have not been reflected in current service rates, represent income taxes recoverable through future rates. Investment tax credits on utility property have been deferred and are allocated to income ratably over the lives of the subject property.

Financial Instruments

Xeron, Inc. ("Xeron"), the Company's propane wholesale marketing operation, engages in trading activities using forward and futures contracts which have been accounted for using the mark-to-market method of accounting. Under mark-to-market accounting, the Company's trading contracts are recorded at fair value, net of future servicing costs. The changes in market price are recognized as gains or losses in revenues on the income statement in the period of change. The resulting unrealized gains and losses are recorded as assets or liabilities, respectively. There were unrealized gains of $8,500 and $46,000 at December 31, 2006 and 2005, respectively. Trading liabilities are recorded in other accrued liabilities. Trading assets are recorded in prepaid expenses and other current assets.

The Company's natural gas and propane distribution operations have entered into agreements with natural gas and propane suppliers to purchase gas for resale to their customers. Purchases under these contracts either do not meet the definition of derivatives in SFAS No. 133 or are considered "normal purchases and sales" under SFAS No. 138 and are accounted for on an accrual basis.

The propane distribution operation has entered into a fair value hedge of its inventory, in order to mitigate the impact of wholesale price fluctuations. At December 31, 2006, the propane distribution operation had entered into a swap agreement to protect the Company from the impact of price increases on our price-cap plan that we offer to customers. The Company considers this agreement to be an economic hedge and does not qualify for hedge accounting as described in SFAS 133. At the end of the period, the market price of propane dropped below the unit price within the swap agreement. As a result of the price drop, the Company marked the agreement to market, which resulted in an unrealized loss of $84,000.

Earnings Per Share

The calculations of both basic and diluted earnings per share from continuing operations are presented in the following chart.

For the Periods Ended December 31,	2006	2005	2004
Calculation of Basic Earnings Per Share:			
Net Income	$10,506,525	$10,467,614	$9,549,667
Weighted average shares outstanding	6,032,462	5,836,463	5,735,405
Basic Earnings Per Share	$1.74	$1.79	$1.66
Calculation of Diluted Earnings Per Share:			
Reconciliation of Numerator:			
Net Income—Basic	$10,506,525	$10,467,614	$9,549,667
Effect of 8.25% Convertible debentures	105,024	123,559	139,097
Adjusted numerator—Diluted	$10,611,549	$10,591,173	$9,688,764
Reconciliation of Denominator:			
Weighted shares outstanding—Basic	6,032,462	5,836,463	5,735,405
Effect of dilutive securities			
Stock options	—	—	1,784
Warrants	—	11,711	7,900
8.25% Convertible debentures	122,669	144,378	162,466
Adjusted denominator—Diluted	6,155,131	5,992,552	5,907,555
Diluted Earnings Per Share	$1.72	$1.77	$1.64

Operating Revenues

Revenues for the natural gas distribution operations of the Company are based on rates approved by the various public service commissions. The natural gas transmission operation's revenues are based on rates approved by the FERC. Customers' base rates may not be changed without formal approval by these commissions; however, the regulatory authorities have granted our regulated natural gas distribution operations the ability to negotiate rates with customers that have competitive alternatives using approved methodologies. In addition, the natural gas transmission operation can negotiate rates above or below the FERC-approved tariff rates.

Chesapeake's Maryland and Delaware natural gas distribution operations each have a gas cost recovery mechanism that provides for the adjustment of rates charged to customers as gas costs fluctuate. These amounts are collected or refunded through adjustments to rates in subsequent periods.

The Company charges flexible rates to the natural gas distribution's industrial interruptible customers to compete with alternative types of fuel. Based on pricing, these customers can choose natural gas or alternative types of supply. Neither the Company nor the interruptible customer is contractually obligated to deliver or receive natural gas.

The propane wholesale marketing operation records trading activity net on the Company's income statement, on a mark-to-market basis, for open contracts. The propane distribution, advanced information services and other segments record revenue in the period the products are delivered and/or services are rendered.

Certain Risks and Uncertainties

The financial statements are prepared in conformity with generally accepted accounting principles that require management to make estimates in measuring assets and liabilities and related revenues and expenses (see Notes M and N to the Consolidated Financial Statements for significant estimates). These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company; therefore, actual results could differ from those estimates.

The Company records certain assets and liabilities in accordance with SFAS No. 71. If the Company were required to terminate application of SFAS No. 71 for its regulated operations, all such deferred amounts would be recognized in the income statement at that time. This could result in a charge to earnings, net of applicable income taxes, which could be material.

FASB Statements and Other Authoritative Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) is effective for annual reporting periods beginning after June 15, 2005.

The Company was required to adopt SFAS No. 123(R) in the first quarter of 2006. The Company is required to measure the cost of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The adoption of SFAS No. 123(R) did not have a material impact on the financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company was required to adopt SFAS No. 154 in the first quarter of 2006. The implementation of this statement did not have a material impact on Chesapeake's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement improves financial reporting by requiring an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company adopted SFAS No. 158 as of December 31, 2006. Based on the fair value of plan assets and their related funded status at December 31, 2006, the adoption of SFAS 158 resulted in an increase in total assets by approximately $282,000, an increase in total liabilities by approximately $112,000 and an increase to total shareholders' equity by approximately $170,000. Please refer to Note K "Employee Benefit Plans," for details of each of the Company's benefit plans.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Employers' Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Chesapeake is required to adopt FIN No. 48 in the first quarter of 2007. The Company is currently evaluating the impact that this interpretation will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Chesapeake will be required to adopt SFAS No. 157 in the first quarter of 2008. The Company has not yet evaluated the impact that this statement will have on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, which expresses the SEC's views regarding the process of quantifying financial statement misstatements. The application of the guidance in this bulletin is applicable at December 31, 2006. The implementation of this bulletin did not have any impact on the Company's financial statements.

Reclassification of Prior Years' Amounts

Certain prior years' amounts have been reclassified to conform to the current year's presentation.

B BUSINESS DISPOSITIONS AND DISCONTINUED OPERATIONS

During 2003, Chesapeake decided to exit the water services business and sold six of its seven operations. The remaining operation was sold in October 2004. At December 31, 2006, all property and assets of the water subsidiary have been sold. The results of operations for all water service businesses have been reclassified to discontinued operations for all periods presented. Operating revenues for discontinued operations was $1.1 million and operating losses for discontinued operations was $94,000 for 2004. A loss of $52,000, net of tax, was recorded for 2004 on the sale of the water operations. The Company did not have any discontinued operations in 2006 and 2005.

C SEGMENT INFORMATION

The following table presents information about the Company's reportable segments. The table excludes discontinued operations.

For the Years Ended December 31,	2006	2005	2004
Operating Revenues, Unaffiliated Customers			
Natural gas distribution, transmission and marketing	$170,114,514	$166,388,562	$124,073,939
Propane	48,575,976	48,975,349	41,499,687
Advanced information services	12,509,077	14,121,441	12,381,815
Other	1,024	144,384	—
Total operating revenues, unaffiliated customers	$231,200,591	$229,629,736	$177,955,441
Intersegment Revenues (1)			
Natural gas distribution, transmission and marketing	$ 259,969	$ 193,404	$ 172,427
Propane	—	668	—
Advanced information services	58,532	18,123	45,266
Other	618,493	618,492	647,378
Total intersegment revenues	$ 936,994	$ 830,687	$ 865,071
Operating Income			
Natural gas distribution, transmission and marketing	$ 19,733,487	$ 17,235,810	$ 17,091,360
Propane	2,534,035	3,209,388	2,363,884
Advanced information services	767,160	1,196,544	387,193
Other and eliminations	(103,371)	(111,243)	127,309
Total operating income	$ 22,931,311	$ 21,530,499	$ 19,969,746
Depreciation and Amortization			
Natural gas distribution, transmission and marketing	$ 6,312,277	$ 5,682,137	$ 5,418,007
Propane	1,658,554	1,574,357	1,524,016
Advanced information services	112,729	122,569	138,007
Other and eliminations	160,155	189,146	177,508
Total depreciation and amortization	$ 8,243,715	$ 7,568,209	$ 7,257,538
Capital Expenditures			
Natural gas distribution, transmission and marketing	$ 43,894,614	$ 28,433,671	$ 13,945,214
Propane	4,778,891	3,955,799	3,395,190
Advanced information services	159,402	294,792	84,185
Other	321,204	739,079	404,941
Total capital expenditures	$ 49,154,111	$ 33,423,341	$ 17,829,530

(1) All significant intersegment revenues are billed at market rates and have been eliminated from consolidated revenues.

At December 31,	2006	2005	2004
Identifiable Assets			
Natural gas distribution, transmission and marketing	$252,292,600	$225,667,049	$184,412,301
Propane	60,170,200	57,344,859	47,531,106
Advanced information services	2,573,810	2,062,902	2,387,440
Other	9,957,374	10,905,065	7,379,794
Total identifiable assets	$324,993,984	$295,979,875	$241,710,641

Chesapeake uses the management approach to identify operating segments. Chesapeake organizes its business around differences in products or services and the operating results of each segment are regularly reviewed by the Company's chief operating decision maker in order to make decisions about resources and to assess performance. The segments are evaluated based on their pre-tax operating income.

The Company's operations are all domestic. The advanced information services segment has infrequent transactions with foreign companies, located primarily in Canada, which are denominated and paid in U.S. dollars. These transactions are immaterial to the consolidated revenues.

D FAIR VALUE OF FINANCIAL INSTRUMENTS

Various items within the balance sheet are considered to be financial instruments because they are cash or are to be settled in cash. The carrying values of these items generally approximate their fair value (see Note E to the Consolidated Financial Statements for disclosure of fair value of investments). The Company's open forward and futures contracts at December 31, 2006 had a gain in fair value of $8,500 and at December 31, 2005 had a gain in fair value of $46,000 based on market rates. The fair value of the Company's long-term debt is estimated using a discounted cash flow methodology. The Company's long-term debt at December 31, 2006, including current maturities, had an estimated fair value of $81.4 million as compared to a carrying value of $78.7 million. At December 31, 2005, the estimated fair value was approximately $68.5 million as compared to a carrying value of $63.9 million. These estimates are based on published corporate borrowing rates for debt instruments with similar terms and average maturities.

E INVESTMENTS

The investment balances at December 31, 2006 and 2005 represent a Rabbi Trust ("the trust") associated with the Company's Supplemental Executive Retirement Savings Plan. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies these investments as trading securities. As a result of classifying them as trading securities, we are required to report the securities at their fair value, with any unrealized gains and losses included in other income. We also have an associated liability that is recorded and adjusted each month, along with other expense, for the gains and losses incurred by the trust. At December 31, 2006 and 2005, total investments had a fair value of $2.0 million and $1.7 million.

F GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, goodwill is tested for impairment at least annually. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The propane unit had $674,000 in goodwill for the two years ended December 31, 2006 and 2005. Testing for 2006 and 2005 has indicated that no impairment has occurred.

The carrying value and accumulated amortization of intangible assets subject to amortization for the two years ended December 31, 2006 are as follows:

	December 31, 2006		December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$115,333	$ 75,057	$115,333	$ 67,845
Acquisition costs	263,659	112,057	263,659	105,465
Total	$378,992	$187,114	$378,992	$173,310

Amortization of intangible assets was $14,000 for the years ended December 31, 2006 and 2005, respectively. The estimated annual amortization of intangibles is $14,000 per year for each of the years 2007 through 2011, respectively.

G STOCKHOLDERS' EQUITY

The changes in the common stock shares issued and outstanding are shown in the table below:

For the Years Ended December 31,	2006	2005	2004
Common Stock shares issued and outstanding (1)			
Shares issued—beginning of period balance	5,883,099	5,778,976	5,660,594
Dividend Reinvestment Plan (2)	38,392	41,175	40,993
Retirement Savings Plan	29,705	21,071	39,157
Conversion of debentures	16,677	22,609	18,616
Employee award plan	350	—	—
Performance shares and options exercised (3)	29,516	19,268	19,616
Public offering	690,345	—	—
Shares issued—end of period balance (4)	6,688,084	5,883,099	5,778,976
Treasury shares—beginning of period balance	(97)	(9,418)	—
Purchases	—	(4,852)	(15,316)
Dividend Reinvestment Plan	—	2,142	—
Retirement Savings Plan	—	12,031	—
Other issuances	97	—	5,898
Treasury Shares—end of period balance	—	(97)	(9,418)
Total Shares Outstanding	6,688,084	5,883,002	5,769,558

(1) 12,000,000 shares are authorized at a par value of $0.4867 per share.

(2) Includes shares purchased with reinvested dividends and optional cash payments.

(3) Includes shares issued for Directors' compensation.

(4) Includes 48,187, 37,528, and 48,175 shares at December 31, 2006, 2005 and 2004, respectively, held in a Rabbi Trust established by the Company relating to the Executive Deferred Compensation Plan.

In 2000 and 2001, the Company entered into agreements with an investment banker to assist in identifying acquisition candidates. Under the agreements, the Company issued warrants to the investment banker to purchase 15,000 shares of Chesapeake stock in 2000 at an exercise price of $18.00 per share and 15,000 in 2001 at an exercise price of $18.25 per share. In August 2006, the investment banker exercised the 30,000 warrants pursuant to the terms of the agreement at $33.3657 per share. At the request of the investment banker, Chesapeake settled the warrants with a cash payment of $435,000, in lieu of issuing shares of the Company's common stock. At December 31, 2006, Chesapeake does not have any stock warrants outstanding.

On November 21, 2006, the Company completed a public offering of 600,300 shares of its common stock at a price per share of $30.10. On November 30, 2006, the Company completed the sale of 90,045 additional shares of its common stock, pursuant to the over-allotment option granted to the Underwriters by the Company. The net proceeds from the sale of common stock, after deducting underwriting commissions and expenses, were approximately $19.8 million, which were added to the Company's general funds and used primarily to repay a portion of the Company's short-term debt under unsecured lines of credit.

H LONG-TERM DEBT

The outstanding long-term debt, net of current maturities, is as shown below.

At December 31,	2006	2005	2004
Uncollateralized senior notes:			
7.97% note, due February 1, 2008	$ 1,000,000	$ 2,000,000	$ 3,000,000
6.91% note, due October 1, 2010	2,727,273	3,636,363	4,545,454
6.85% note, due January 1, 2012	4,000,000	5,000,000	6,000,000
7.83% note, due January 1, 2015	14,000,000	16,000,000	20,000,000
6.64% note, due October 31, 2017	27,272,727	30,000,000	30,000,000
5.50% note, due October 12, 2020	20,000,000	—	—
Convertible debentures:			
8.25% due March 1, 2014	1,970,000	2,254,000	2,644,000
Promissory note	80,000	100,000	—
Total Long-Term Debt	$71,050,000	$58,990,363	$66,189,454

Annual maturities of consolidated long-term debt for the next five years are as follows: $7,656,364 for 2007; $7,656,364 for 2008; $6,656,364 for 2009; $6,656,364 for 2010 and $7,747,273 for 2011.

The convertible debentures may be converted, at the option of the holder, into shares of the Company's common stock at a conversion price of $17.01 per share. During 2006 and 2005, debentures totaling $284,000 and $385,000, respectively, were converted to stock. The debentures are also redeemable for cash at the option of the holder, subject to an annual non-cumulative maximum limitation of $200,000. In 2006, no debentures were redeemed for cash. During 2005, debentures totaling $5,000 were redeemed for cash. At the Company's option, the debentures may be redeemed at stated amounts.

On October 12, 2006, the Company issued $20 million of 5.5 percent Senior Notes to three institutional investors (The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company and United Omaha Life Insurance Company). The original note agreement was executed on October 18, 2005 and provided for the Company to sell the Notes at any time prior to January 15, 2007. The terms of the Notes require annual principal repayments of $2 million beginning on the fifth anniversary of the issuance of the Notes. The Notes will mature on October 12, 2020. The proceeds from this issuance were used to reduce a portion of the Company's outstanding short-term debt.

Indentures to the long-term debt of the Company and its subsidiaries contain various restrictions. The most stringent restrictions state that the Company must maintain equity of at least 40 percent of total capitalization and the pro-forma fixed charge coverage ratio must be 1.5 times. The Company is in compliance with all of its debt covenants.

I SHORT-TERM BORROWING

As of December 31, 2006, the Board of Directors ("Board") has authorized the Company to borrow up to $55.0 million from various banks and trust companies under short-term lines of credit. During 2006, the Board authorized increases in the Company's borrowing authority up to $75 million to fund the 2006 capital budget and working capital. The $75 million limit was subsequently reduced to its current level by the Board on November 7, 2006, following the placement on October 12, 2006 of $20 million 5.50 percent Senior Notes.

As of December 31, 2006, the Company had four unsecured bank lines of credit with two financial institutions, totaling $80.0 million, none of which required compensating balances. These bank lines provide funds for the Company's short-term cash needs to meet seasonal working capital requirements and to temporarily fund portions of its capital expenditures. Two of the bank lines, totaling $15.0 million, are committed. The other two lines are subject to the banks' availability of funds. Under these lines of credit, the outstanding balances of short-term debt at December 31, 2006 and 2005 were $27.6 million and $35.5 million, respectively. The annual weighted average interest rates on short-term debt were 5.47 percent and 4.47 percent for 2006 and 2005, respectively. The Company also had a letter of credit outstanding in the amount of $775,000 that reduced the amounts available under the lines of credit.

J LEASE OBLIGATIONS

The Company has entered into several operating lease arrangements for office space at various locations, equipment and pipeline facilities. Rent expense related to these leases was $680,000, $837,000, and $934,000 for 2006, 2005 and 2004, respectively. Future minimum payments under the Company's current lease agreements are $650,000, $496,000, $423,000, $331,000 and $321,000 for the years 2007 through 2011, respectively; and $3.8 million thereafter, totaling $6.0 million.

K EMPLOYEE BENEFIT PLANS

Retirement Plans

Before 1999, Company employees generally participated in both a defined benefit pension plan ("Defined Pension Plan") and a Retirement Savings Plan. Effective January 1, 1999, the Company restructured its retirement program to compete more effectively with similar businesses. As part of this restructuring, the Company closed the Defined Pension Plan to new participants. Employees who participated in the Defined Pension Plan at that time were given the option of remaining in (and continuing to accrue benefits under) the Defined Pension Plan or receiving an enhanced matching contribution in the Retirement Savings Plan.

Because the Defined Pension Plan was not open to new participants, the number of active participants in that plan decreased and is approaching the minimum number needed for the Defined Pension Plan to maintain its tax-qualified status. To avoid jeopardizing the tax-qualified status of the Defined Pension Plan, the Company's Board of Directors amended the Defined Pension Plan on September 24, 2004. To ensure that the Company continues to provide appropriate levels of benefits to the Company's employees, the Board amended the Defined Pension Plan and the Retirement Savings Plan, effective January 1, 2005, so that Defined Pension Plan participants who were actively employed by the Company on that date (1) receive two additional years of benefit service credit to be used in calculating their Defined Pension Plan benefit (subject to the Defined Pension Plan's limit of 35 years of benefit service credit), (2) have the option to receive their Defined Pension Plan benefit in the form of a lump sum at the time they retire, and (3) are eligible to receive the enhanced matching contribution in the Retirement Savings Plan. In addition, effective January 1, 2005, the Board amended the Defined Pension Plan so that participants will not accrue any additional benefits under that plan. These changes were communicated to the Company's employees during the first week of November 2004. As a result of the amendments to the Defined Pension Plan, a gain of approximately $172,000 (after tax) was recorded during 2004.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). The Company adopted SFAS 158 prospectively on December 31, 2006. SFAS 158 requires that we recognize all obligations related to defined benefit pensions and other postretirement benefits. This statement requires that we quantify the plans' funded status as an asset or a liability on our consolidated balance sheets.

SFAS 158 requires that we measure the plans' assets and obligations that determine our funded status as of the end of the fiscal year. The Company is also required to recognize as a component of accumulated other comprehensive income ("AOCI") the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, "Employers' Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Based on the funded status of the Company's defined benefit pension and postretirement benefit plans as of December 31, 2006, the effects of adopting SFAS 158 on the Company's financial statement is set forth in the following table.

	Pre-SFAS 158	SFAS 158 Adoption Adjustments	Post SFAS 158
Asset (liability) for pension benefits	$(3,741,054)	$ 281,538	$(3,459,516)
Deferred income tax asset (liability)	1,224,742	(111,973)	1,112,769
Accumulated other comprehensive income	504,115	(169,565)	334,550

The amounts recognized in AOCI as a result of the adoption of SFAS 158 consist of:

	Defined Benefit Pension	Other Postretirement Benefit	Total
Prior service cost (credit)	$ (29,560)	$ —	$ (29,560)
Loss (gain)	(1,284,400)	1,032,422	(251,978)
Total	(1,313,960)	1,032,422	(281,538)
Less: Deferred tax asset (liability)	(522,582)	410,609	(111,973)
Loss (gain) in AOCI, net of tax	$ (791,378)	$ 621,813	$(169,565)

The amounts in AOCI for the respective retirement plans that are expected to be recognized as a component of net benefit cost in 2007 is set forth in the following table.

	Defined Benefit Pension	Executive Excess Defined Benefit Pension	Other Postretirement Benefit
Prior service cost (credit)	$(4,699)	$ —	$ —
Loss (gain)	(6,846)	51,279	136,978

Defined Benefit Pension Plan

As described above, effective January 1, 2005, the Defined Pension Plan was frozen with respect to additional years of service or additional compensation. Benefits under the plan were based on each participant's years of service and highest average compensation, prior to the freeze. The Company's funding policy provides that payments to the trustee shall be equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company does not expect to be required to make any funding payments toward the Defined Pension Plan in 2007. The measurement dates for the Pension Plan were December 31, 2006 and 2005, respectively.

The following schedule summarizes the assets of the Defined Pension Plan, by investment type, at December 31, 2006, 2005 and 2004:

At December 31,	2006	2005	2004
Asset Category			
Equity securities	77.34%	76.12%	72.64%
Debt securities	18.59%	23.28%	12.91%
Other	4.07%	0.60%	14.45%
Total	100.00%	100.00%	100.00%

The asset listed as "Other" in the above table represents monies temporarily held in money market funds. The money market fund invests at least 80 percent of its total assets in:

- United States Government obligations; and
- Repurchase agreements that are fully collateralized by such obligations.

The investment policy of the Plan calls for an allocation of assets between equity and debt instruments with equity being 60 percent and debt at 40 percent, but allowing for a variance of 20 percent in either direction. Additionally, as changes are made to holdings, cash, money market funds or United States Treasury Bills may be held temporarily by the fund. Investments in the following are prohibited: options, guaranteed investment contracts, real estate, venture capital, private placements, futures, commodities, limited partnerships and Chesapeake stock. Additionally, short selling and margin transactions are prohibited. During 2004, Chesapeake modified its investment policy to allow the Employee Benefits Committee to reallocate investments to better match the expected life of the plan.

The following schedule sets forth the funded status of the Defined Pension Plan at December 31, 2006, 2005 and 2004:

At December 31,	2006	2005	2004
Change in benefit obligation:			
Benefit obligation—beginning of year	$12,399,621	$12,053,063	$11,948,755
Service cost	—	—	338,352
Interest cost	635,877	645,740	690,620
Change in assumptions	(301,851)	388,979	573,639
Actuarial loss	607	28,895	220,842
Amendments	—	—	883,753
Effect of curtailment/settlement	—	—	(2,171,289)
Benefits paid	(1,284,529)	(717,056)	(431,609)
Benefit obligation—end of year	11,449,725	12,399,621	12,053,063
Change in plan assets:			
Fair value of plan assets—beginning of year	11,780,866	12,097,248	11,301,548
Actual return on plan assets	1,543,950	400,674	1,227,309
Benefits paid	(1,284,529)	(717,056)	(431,609)
Fair value of plan assets—end of year	12,040,287	11,780,866	12,097,248
Reconciliation of funded status (1)			
Plan assets in excess (less than) benefit obligation at year-end	590,560	(618,755)	44,185
Unrecognized prior service cost	—	(34,259)	(38,958)
Unrecognized net actuarial gain	—	(129,739)	(850,224)
Net amount accrued	$ 590,560	$ (782,753)	$ (844,997)
Assumptions:			
Discount rate	5.50%	5.25%	5.50%
Expected return on plan assets	6.00%	6.00%	7.88%

(1) After the adoption of SFAS 158 on December 31, 2006, these amounts are recorded and this reconciliation is no longer required.

Net periodic pension costs for the defined benefit Pension Plan for 2006, 2005, and 2004 include the components as shown below:

For the Years Ended December 31,	2006	2005	2004
Components of net periodic pension cost:			
Service cost	$ —	$ —	$ 338,352
Interest cost	635,877	645,740	690,620
Expected return on assets	(690,533)	(703,285)	(869,336)
Amortization of:			
Transition assets	—	—	(11,328)
Prior service cost	(4,699)	(4,699)	(4,699)
Net periodic pension cost (benefit)	$ (59,355)	$ (62,244)	$ 143,609

The following actuarial assumptions were used in calculating net periodic pension cost or benefit.

For the Years Ended December 31,	2006	2005	2004
Assumptions:			
Discount rate	5.25%	5.50%	5.88%
Expected return on plan assets	6.00%	6.00%	7.88%

The assumptions used for the discount rate of the plan were reviewed by the Company and increased from 5.25 percent to 5.50 percent, reflecting an increase in the interest rates of high quality bonds and reflecting the expected life of the plan, due to the lump sum payment option. Additionally, the average expected return on plan assets for the qualified plan remained constant at 6 percent due to the adoption of a change in the investment policy that allows for a higher level of investment in bonds and a lower level of equity investments. Since the Plan is frozen in regards to additional years of service and compensation, the rate of assumed compensation rate increases is not applicable. The accumulated benefit obligation was $11.4 million and $12.4 million at December 31, 2006 and 2005, respectively.

Executive Excess Defined Benefit Pension Plan

The Company also sponsors an unfunded executive excess defined benefit pension plan. As noted above, this plan was frozen with respect to additional years of service and additional compensation as of December 31, 2004. Benefits under the plan were based on each participant's years of service and highest average compensation, prior to the freeze. The accumulated benefit obligation was $2.29 million and $2.32 million at December 31, 2006 and 2005, respectively.

Net periodic pension costs for the executive excess benefit pension plan for 2006, 2005, and 2004 include the components as shown below:

For the Years Ended December 31,	2006	2005	2004
Components of net periodic pension cost:			
Service cost	$ —	$ —	$105,913
Interest cost	119,588	119,658	87,568
Amortization of:			
Prior service cost	—	—	2,090
Actuarial loss	57,039	49,319	21,699
Net periodic pension cost	$176,627	$168,977	$217,270

The following schedule sets forth the status of the executive excess defined benefit plan:

At December 31,	2006	2005	2004
Change in benefit obligation:			
Benefit obligation—beginning of year	$ 2,322,471	$ 2,162,952	$ 1,406,190
Service cost	—	—	105,913
Interest cost	119,588	119,658	87,568
Actuarial (gain) loss	(65,886)	133,839	713,225
Amendments	—	—	60,000
Effect of curtailment/settlement	—	—	(184,844)
Benefits paid	(89,203)	(93,978)	(25,100)
Benefit obligation—end of year	2,286,970	2,322,471	2,162,952
Change in plan assets:			
Fair value of plan assets—beginning of year	—	—	—
Employer contributions	89,203	93,978	25,100
Benefits paid	(89,203)	(93,978)	(25,100)
Fair value of plan assets—end of year	—	—	—
Funded status	(2,286,970)	(2,322,471)	(2,162,952)
Unrecognized net actuarial loss	—	959,492	874,972
Net amount accrued (1)	$(2,286,970)	$(1,362,979)	$(1,287,980)
Assumptions:			
Discount rate	5.50%	5.25%	5.50%

(1) After the adoption of SFAS 158 on December 31, 2006, these amounts are recorded and this reconciliation is no longer required.

The assumptions used for the discount rate of the plan were reviewed by the Company and increased from 5.25 percent to 5.50 percent, reflecting an increase in the interest rates of high quality bonds and a reduction in the expected life of the plan. Since the Plan is frozen in regards to additional years of service and compensation, the rate of assumed pay rate increases is not applicable. The measurement dates for the executive excess benefit plan were December 31, 2006 and 2005, respectively.

Other Postretirement Benefits

The Company sponsors a defined benefit postretirement health care and life insurance plan that covers substantially all employees.

Net periodic postretirement costs for 2006, 2005 and 2004 include the following components:

For the Years Ended December 31,	2006	2005	2004
Components of net periodic postretirement cost:			
Service cost	$ 9,194	$ 6,257	$ 5,354
Interest cost	93,924	77,872	86,883
Amortization of:			
Transition obligation	22,282	27,859	27,859
Actuarial loss	144,694	88,291	78,900
Net periodic postretirement cost	$270,094	$200,279	$198,996

The following schedule sets forth the status of the postretirement health care and life insurance plan:

At December 31,	2006	2005	2004
Change in benefit obligation:			
Benefit obligation—beginning of year	$ 1,534,684	$ 1,599,280	$ 1,471,664
Retirees	264,470	(59,152)	91,747
Fully-eligible active employees	(114,082)	(31,761)	22,071
Other active	78,036	26,317	13,798
Benefit obligation—end of year	$ 1,763,108	$ 1,534,684	$ 1,599,280
Funded status	$(1,763,108)	$(1,534,684)	$(1,599,280)
Unrecognized transition obligation	—	22,282	50,141
Unrecognized net actuarial loss	—	751,450	899,228
Net amount accrued (1)	$(1,763,108)	$ (760,952)	$ (649,911)
Assumptions:			
Discount rate	5.50%	5.25%	5.50%

(1) After the adoption of SFAS 158 on December 31, 2006, these amounts are recorded and this reconciliation is no longer required.

The health care inflation rate for 2006 is assumed to be 6 percent for medical and 8 percent for prescription drugs. These rates are projected to gradually decrease to ultimate rates of 5 and 6 percent, respectively, by the year 2009. A one percentage point increase in the health care inflation rate from the assumed rate would increase the accumulated postretirement benefit obligation by approximately $250,000 as of January 1, 2007, and would increase the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 2007 by approximately $15,000. A one percentage point decrease in the health care inflation rate from the assumed rate would decrease the accumulated postretirement benefit obligation by approximately $207,000 as of January 1, 2007, and would decrease the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for 2007 by approximately $13,000. The measurement dates were December 31, 2006 and 2005, respectively.

Estimated Future Benefit Payments

The schedule below shows the estimated future benefit payments for each of the years 2007 through 2011 and the aggregate of the next five years for each of the plans previously described.

	Defined Benefit Pension Plan (1)	Executive Excess Defined Benefit Pension Plan (2)	Other Post-Retirement Benefits (2)
2007	$ 721,575	$ 88,096	$ 180,205
2008	713,699	86,868	182,977
2009	1,447,370	85,513	185,059
2010	898,179	84,026	204,870
2011	460,335	82,411	194,448
Years 2012 through 2016	4,714,092	758,013	1,010,982

(1) The pension plan is funded; therefore, benefit payments are expected to be paid out of the plan assets.
(2) Benefit payments are expected to be paid out of the general funds of the Company.

Retirement Savings Plan

The Company sponsors a 401(k) Retirement Savings Plan, which provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax contributions of up to 15 percent of eligible base compensation, subject to Internal Revenue Service limitations. These participants were eligible for the enhanced matching described below effective January 1, 2005.

Effective January 1, 1999, the Company began offering an enhanced 401(k) Plan to all new employees, as well as existing employees that elected to no longer participate in the Defined Benefit Plan. The Company makes matching contributions on a basis of up to six percent of each employee's pre-tax compensation for the year for all of the Company's employees, except the employees for our Advanced Information Services segment. The match is between 100 percent and 200 percent, based on a combination of the employee's age and years of service. The first 100 percent of the funds are matched with Chesapeake common stock. The remaining match is invested in the Company's 401(k) Plan according to each employee's election options.

Effective July 1, 2006, the matching contribution made on behalf of Advanced Information Services segment employees, is a 50 percent matching contribution, up to six percent of the employee's annual compensation. The matching contribution is funded in Chesapeake common stock. The Plan was also amended at the same time to enable it to receive discretionary profit-sharing contributions in the form of employee pre-tax deferrals. The extent, to which the Advanced Information Services segment has any dollars available for profit-sharing, is dependent upon the extent to which actual earnings exceed budgeted earnings. Any profit-sharing dollars made available to employees can be deferred into the Plan and/or paid out in the form of a bonus.

On December 1, 2001, the Company converted the 401(k) fund holding Chesapeake stock to an Employee Stock Ownership Plan ("ESOP").

Effective January 1, 1999, the Company began offering a non-qualified supplemental employee retirement savings plan open to Company executives over a specific income threshold. Participants receive a cash only matching contribution percentage equivalent to their 401(k) match level. All contributions and matched funds can be invested among the twenty-one mutual funds available for investment. These same funds are available for investment of employee contributions within the Retirement Savings Plan.

The Company's contributions to the 401(k) plans totaled $1,612,000, $1,681,000 and $1,497,000 for the years ended December 31, 2006, 2005, and 2004, respectively. As of December 31, 2006, there are 77,479 shares reserved to fund future contributions to the Retirement Savings Plan.

L SHARE-BASED COMPENSATION PLANS

Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Commencing January 1, 2006, the Company elected to adopt the modified prospective method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been retrospectively adjusted to reflect the fair value of expensing stock-based compensation.

Stock Options

The Company did not have any stock options outstanding at December 31, 2006 or December 31, 2005, nor were any stock options issued during 2006.

Director Stock Compensation Plan ("DSCP")

Under the Company's DSCP, each non-employee director receives an annual retainer of 600 shares of common stock and an additional 150 shares of common stock for services as a committee chairman, subject to adjustment in future years consistent with the terms of the DSCP. Shares issued under the DSCP are fully vested as of the date of the grant. At the date of grant, the Company records a prepaid expense equal to the fair value of the shares issued and amortizes the expense equally over the service period of one year. Compensation expense recorded by the Company relating to the DSCP awards was $165,000 and $140,000 for 2006 and 2005, respectively.

A summary of restricted stock activity for the DSCP as of December 31, 2006 is presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding—December 31, 2005	—	
Issued—May 2, 2006	5,850	$30.02
Vested	5,850	
Outstanding—December 31, 2006	—	

As of December 31, 2006, there were 63,300 shares reserved for issuance under the terms of the Company's Director's Stock Compensation Plan.

Performance Incentive Plans ("PIP")

The Company's Compensation Committee of the Board of Directors is authorized to grant to key employees of the Company the rights to receive awards of shares of the Company's common stock, contingent upon the achievement of established performance goals. These goals consist of annual or three-year performance targets. The awards are made pursuant to the Company's Performance Incentive Plan, subject to certain post-vesting transfer restrictions, and are granted in the first quarter of each year and are issued based upon the performance achieved in the previous fiscal year or three-year award period. In the first quarters of 2006 and 2005, the Company issued 23,666 and 10,130 shares, respectively, to key employees as PIP stock awards for each of the preceding fiscal years. Please note that 2005 concluded the three-year performance period and these awards were issued in the first quarter of 2006 and included in the 23,666 stock awards.

The Company accrues an expense each month of the fiscal year representing an estimate of the value of the stock awards granted for the current fiscal year. This accrual process matches the compensation expense with the employees' service period rather than recognizing the expense on the issue date, which occurs in the first quarter of the subsequent year. The shares issued under the PIP are fully vested and the fair value of each share is equal to the estimated market price of the Company's stock on the date issued. Compensation expense recorded by the Company in 2006 and 2005 relating to the PIP was $544,000 and $721,000, respectively.

A summary of restricted stock activity for the PIP for 2006 is presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding—December 31, 2005	—	
Issued—February 23, 2006	23,666	$30.3999
Vested	23,666	
Outstanding—December 31, 2006	—	

As of December 31, 2006, there were 293,480 shares reserved for issuance under the terms of the Company's Performance Incentive Plan.

M ENVIRONMENTAL COMMITMENTS AND CONTINGENCIES

Chesapeake is subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require the Company to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites.

In 2004, Chesapeake received a Certificate of Completion for the remedial work performed at a former gas manufacturing plant site located in Dover, Delaware. Chesapeake is also currently participating in the investigation, assessment or remediation of two additional former gas manufacturing plant sites located in Maryland and Florida. The Company has accrued liabilities for the three sites referred to, respectively, as the Dover Gas Light, Salisbury Town Gas Light and the Winter Haven Coal Gas sites. The Company has been in discussions with the Maryland Department of the Environment ("MDE") regarding a fourth former gas manufacturing plant site located in Cambridge, Maryland. The following provides details of each site.

Dover Gas Light Site

The Dover Gas Light site is a former manufactured gas plant site located in Dover, Delaware. On January 15, 2004, the Company received a Certificate of Completion of Work from the United States Environmental Protection Agency ("EPA") regarding this site. This concluded Chesapeake's remedial action obligation related to this site and relieves Chesapeake from liability for future remediation at the site, unless previously unknown conditions are discovered at the site, or information previously unknown to the EPA is received that indicates the remedial action that has been taken is not sufficiently protective. These contingencies are standard and are required by the United States in all liability settlements.

The Company has reviewed its remediation costs incurred to date for the Dover Gas Light site and has concluded that all costs incurred have been paid. The Company does not expect any future environmental expenditure for this site. Through December 31, 2006, the Company has incurred approximately $9.67 million in costs related to environmental testing and remedial action studies at the site. Approximately $9.96 million has been recovered through December 2006 from other parties or through rates. As of December 31, 2006, a regulatory liability of approximately $294,500, representing the over-recovery portion of the clean-up costs, has been recorded. The over-recovery is temporary and will be refunded by the Company to customers in future rates.

Salisbury Town Gas Light Site

In cooperation with the MDE, the Company has completed remediation of the Salisbury Town Gas Light site, located in Salisbury, Maryland, where it was determined that a former manufactured gas plant had caused localized groundwater contamination. During 1996, the Company completed construction and began Air Sparging and Soil-Vapor Extraction ("AS/SVE") remediation procedures. Chesapeake has been reporting the remediation and monitoring results to the MDE on an ongoing basis since 1996. In February 2002, the MDE granted permission to permanently decommission the AS/SVE system and to discontinue all on-site and off-site well monitoring, except for one well that is being maintained for continued product monitoring and recovery. In November 2002, Chesapeake submitted a letter to the MDE requesting a No Further Action determination. The Company has been in discussions with the MDE regarding such request and is awaiting a determination from the MDE.

Through December 31, 2006, the Company has incurred approximately $2.9 million for remedial actions and environmental studies at the Salisbury Town Gas Light site. Of this amount, approximately $1.8 million has been recovered through insurance proceeds or in rates. On September 26, 2006, the Company received approval from the Maryland Public Service Commission to recover through its rates charged to customers the remaining $1.1 million of the incurred environmental remediation costs.

Winter Haven Coal Gas Site

The Winter Haven Coal Gas site is located in Winter Haven, Florida. Chesapeake has been working with the Florida Department of Environmental Protection ("FDEP") in assessing this coal gas site. In May 1996, the Company filed an AS/SVE Pilot Study Work Plan (the "Work Plan") for the Winter Haven site with the FDEP. The Work Plan described the Company's proposal to undertake an AS/SVE pilot study to evaluate the site. After discussions with the FDEP, the Company filed a modified Work Plan, the description of the scope of work to complete the site assessment activities and a report describing a limited sediment investigation performed in 1997. In December 1998, the FDEP approved the modified Work Plan, which the Company completed during the third quarter of 1999. In February 2001, the Company filed a Remedial Action Plan ("RAP") with the FDEP to address the contamination of the subsurface soil and groundwater in a portion of the site. The FDEP approved the RAP on May 4, 2001. Construction of the AS/SVE system was completed in the fourth quarter of 2002 and the system remains fully operational.

The Company has accrued a liability of $212,000 as of December 31, 2006 for the Winter Haven Coal Gas site. Through December 31, 2006, the Company has incurred approximately $1.7 million of environmental costs associated with this site. At December 31, 2006, the Company had collected $90,000 through rates in excess of costs incurred. A regulatory asset of approximately $122,000, representing the uncollected portion of the estimated clean-up costs, has also been recorded. The Company expects to recover the remaining costs through rates.

The FDEP has indicated that the Company may be required to remediate sediments along the shoreline of Lake Shipp, immediately west of the Winter Haven site. Based on studies performed to date, the Company objects to the FDEP's suggestion that the sediments have been contaminated and will require remediation. The Company's early estimates indicate that some of the corrective measures discussed by the FDEP may cost as much as $1 million. Given the Company's view as to the absence of ecological effects, the Company believes that cost expenditures of this magnitude are unwarranted and plans to oppose any requirements that it undertake corrective measures in the offshore sediments. Chesapeake anticipates that it will be several years before this issue is resolved. At this time, the Company has not recorded a liability for sediment remediation. The outcome of this matter cannot be predicted at this time.

Other

The Company is in discussions with the MDE regarding a gas manufacturing plant site located in Cambridge, Maryland. The outcome of this matter cannot be determined at this time; therefore, the Company has not recorded an environmental liability for this location.

N OTHER COMMITMENTS AND CONTINGENCIES

Natural Gas and Propane Supply

The Company's natural gas and propane distribution operations have entered into contractual commitments for gas from various suppliers. The contracts have various expiration dates. In November 2004, the Company renewed its contract with an energy marketing and risk management company to manage a portion of the Company's natural gas transportation and storage capacity. The contract expires March 31, 2007.

Corporate Guarantees

The Company has issued corporate guarantees to certain vendors of its propane wholesale marketing subsidiary, its Florida natural gas supply and management subsidiary, and Delmarva propane distribution subsidiary. These corporate guarantees provide for the payment of propane and natural gas purchases in the event of the subsidiaries' default. The liabilities for these purchases are recorded in the Consolidated Financial Statements. The aggregate amount guaranteed at December 31, 2006 totaled $21.4 million, with the guarantees expiring on various dates in 2007.

In addition to the corporate guarantees, the Company has issued a letter of credit to its primary insurance company for $775,000, which expires on May 31, 2007. The letter of credit is provided as security for claims amounts to satisfy the deductibles on the Company's policies. The current letter of credit was renewed during the second quarter of 2006 when the insurance policies were renewed.

Other

The Company is involved in certain legal actions and claims arising in the normal course of business. The Company is also involved in certain legal and administrative proceedings before various governmental agencies concerning rates. In the opinion of management, the ultimate disposition of these proceedings will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

O QUARTERLY FINANCIAL DATA (UNAUDITED)

In the opinion of the Company, the quarterly financial information shown below includes all adjustments necessary for a fair presentation of the operations for such periods. Due to the seasonal nature of the Company's business, there are substantial variations in operations reported on a quarterly basis.

For the Quarters Ended	March 31	June 30	September 30	December 31
2006				
Operating Revenue	$90,950,672	$44,303,752	$35,141,531	$60,804,636
Operating Income	$11,437,228	$ 3,205,368	$ 162,137	$ 8,126,578
Net Income (Loss)	$ 6,096,416	$ 1,132,509	$ (656,579)	$ 3,934,179
Earnings per share:				
Basic	$1.03	$0.19	$(0.11)	$0.63
Diluted	$1.01	$0.19	$(0.11)	$0.62
2005				
Operating Revenue	$77,845,248	$42,220,377	$35,155,121	$74,408,990
Operating Income (Loss)	$11,504,343	$ 2,324,945	$ (99,149)	$ 7,800,360
Net Income (Loss)	$ 6,232,796	$ 795,924	$ (693,774)	$ 4,132,668
Earnings per share:				
Basic	$1.08	$0.14	$(0.12)	$0.70
Diluted	$1.05	$0.14	$(0.12)	$0.69

10-Year Financial & Statistical Information

For the Years Ended December 31,	2006 (3)	2005	2004
Operating *(in thousands of dollars)* (1)			
Revenues			
Natural gas	$170,374	$166,582	$124,246
Propane	48,576	48,976	41,500
Advanced informations systems	12,568	14,140	12,427
Other and eliminations	(317)	(68)	(218)
Total revenues	$231,201	$229,630	$177,955
Operating income			
Natural gas	$ 19,733	$ 17,236	$ 17,091
Propane	2,534	3,209	2,364
Advanced informations systems	767	1,197	387
Other and eliminations	(103)	(112)	128
Total operating income	$ 22,931	$ 21,530	$ 19,970
Net income from continuing operations	$ 10,507	$ 10,468	$ 9,550
Assets *(in thousands of dollars)*			
Gross property, plant and equipment	$325,836	$280,345	$250,267
Net property, plant and equipment (2)	$240,825	$201,504	$177,053
Total assets (2)	$324,994	$295,980	$241,938
Capital expenditures (1)	$ 48,969	$ 33,423	$ 17,830
Capitalization *(in thousands of dollars)*			
Stockholders' equity	$111,152	$ 84,757	$ 77,962
Long-term debt, net of current maturities	71,050	58,991	66,190
Total capitalization	$182,202	$143,748	$144,152
Current portion of long-term debt	$ 7,656	$ 4,929	$ 2,909
Short-term debt	27,554	35,482	5,002
Total capitalization and short-term financing	$217,412	$184,159	$152,063

(1) These amounts exclude the results of water services due to their reclassification to discontinued operations. The assets of all of the water businesses were sold in 2004 and 2003.

(2) SFAS 143 was adopted in the year 2001; therefore, SFAS 143 was not applicable for the years prior to 2001.

(3) SFAS 123R and SFAS 158 were adopted in the year 2006; therefore, they were not applicable for the years prior to 2006.

2003	2002	2001	2000	1999	1998	1997
$110,247	$ 93,588	$107,418	$101,138	$ 75,637	$ 68,770	$ 88,108
41,029	29,238	35,742	31,780	25,199	23,377	28,614
12,578	12,764	14,104	12,390	13,531	10,331	7,786
(286)	(334)	(113)	(131)	(14)	(15)	(182)
$163,568	$135,256	$157,151	$145,177	$114,353	$102,463	$124,326
$ 16,653	$ 14,973	$ 14,405	$ 12,798	$ 10,388	$ 8,820	$ 9,240
3,875	1,052	913	2,135	2,622	965	1,137
692	343	517	336	1,470	1,316	1,046
359	237	386	816	495	485	558
$ 21,579	$ 16,605	$ 16,221	$ 16,085	$ 14,975	$ 11,586	$ 11,981
$ 10,079	$ 7,535	$ 7,341	$ 7,665	$ 8,372	$ 5,329	$ 5,812
$234,919	$229,128	$216,903	$192,925	$172,068	$152,991	$144,251
$167,872	$166,846	$161,014	$131,466	$117,663	$104,266	$ 99,879
$222,058	$223,721	$222,229	$211,764	$166,958	$145,029	$145,719
$ 11,822	$ 13,836	$ 26,293	$ 22,057	$ 21,365	$ 12,516	$ 13,471
$ 72,939	$ 67,350	$ 67,517	$ 64,669	$ 60,714	$ 56,356	$ 53,656
69,416	73,408	48,409	50,921	33,777	37,597	38,226
$142,355	$140,758	$115,926	$115,590	$ 94,491	$ 93,953	$ 91,882
$ 3,665	$ 3,938	$ 2,686	$ 2,665	$ 2,665	$ 520	$ 1,051
3,515	10,900	42,100	25,400	23,000	11,600	7,600
$149,535	$155,596	$160,712	$143,655	$120,156	$106,073	$100,533

10-Year Financial & Statistical Information

For the Years Ended December 31,	2006 (3)	2005	2004
Common Stock Data and Ratios			
Basic earnings per share from continuing operations (1)	$ 1.74	$ 1.79	$ 1.66
Diluted earnings per share from continuing operations (1)	$ 1.72	$ 1.77	$ 1.64
Return on average equity from continuing operations (1)	10.7%	12.9%	12.7%
Common equity/total capitalization	61.0%	59.0%	54.1%
Common equity/total capitalization and short-term financing	51.1%	46.0%	51.3%
Book value per share	$ 16.62	$ 14.41	$ 13.49
Market price:			
High	$35.650	$35.780	$27.550
Low	$27.900	$23.600	$20.420
Close	$30.650	$30.800	$26.700
Average number of shares outstanding	6,032,462	5,836,463	5,735,405
Shares outstanding at year-end	6,688,084	5,883,099	5,778,976
Registered common shareholders	1,978	2,026	2,026
Cash dividends declared per share	$ 1.16	$ 1.14	$ 1.12
Dividend yield (annualized) (2)	3.8%	3.7%	4.2%
Payout ratio from continuing operations (1) (4)	66.7%	63.7%	67.5%
Additional Data			
Customers			
Natural gas distribution and transmission	59,132	54,786	50,878
Propane distribution	33,282	32,117	34,888
Volumes			
Natural gas distribution and transmission deliveries (in MMCF)	34,321	34,981	31,430
Propane distribution (in thousands of gallons)	24,243	26,178	24,979
Heating degree-days (Delmarva Peninsula)			
Actual HDD	3,931	4,792	4,553
10-year average HDD (normal)	4,372	4,436	4,389
Propane bulk storage capacity (in thousands of gallons)	2,315	2,315	2,045
Total employees (1)	437	423	426

(1) These amounts exclude the results of water services due to their reclassification to discontinued operations. The assets of all of the water businesses were sold in 2004 and 2003.

(2) Dividend yield (annualized) is calculated by multiplying the fourth quarter dividend by four (4), then dividing that amount by the closing common stock price at December 31.

(3) SFAS 123R and SFAS 158 were adopted in the year 2006; therefore, they were not applicable for the years prior to 2006.

(4) The payout ratio from continuing operations is calculated by dividing cash dividends declared per share (for the year) by basic earnings per share from continuing operations.

2003	2002	2001	2000	1999	1998	1997
$ 1.80	$ 1.37	$ 1.37	$ 1.46	$ 1.63	$ 1.05	$ 1.17
$ 1.76	$ 1.37	$ 1.35	$ 1.43	$ 1.59	$ 1.04	$ 1.15
14.4%	11.2%	11.1%	12.2%	14.3%	9.7%	11.1%
51.2%	47.8%	58.2%	55.9%	64.3%	60.0%	58.4%
48.8%	43.3%	42.0%	45.0%	50.5%	53.1%	53.4%
$ 12.89	$ 12.16	$ 12.45	$ 12.21	$ 11.71	$ 11.06	$ 10.72
$26.700	$21.990	$19.900	$18.875	$19.813	$20.500	$21.750
$18.400	$16.500	$17.375	$16.250	$14.875	$16.500	$16.250
$26.050	$18.300	$19.800	$18.625	$18.375	$18.313	$20.500
5,610,592	5,489,424	5,367,433	5,249,439	5,144,449	5,060,328	4,972,086
5,660,594	5,537,710	5,424,962	5,297,443	5,186,546	5,093,788	5,004,078
2,069	2,130	2,171	2,166	2,212	2,271	2,178
$ 1.10	$ 1.10	$ 1.10	$ 1.07	$ 1.03	$ 1.00	$ 0.97
4.2%	6.0%	5.6%	5.8%	5.7%	5.5%	4.7%
61.1%	80.3%	80.3%	73.3%	63.2%	95.2%	82.9%
47,649	45,133	42,741	40,854	39,029	37,128	35,797
34,894	34,566	35,530	35,563	35,267	34,113	33,123
29,375	27,935	27,264	30,830	27,383	21,400	23,297
25,147	21,185	23,080	28,469	27,788	25,979	26,682
4,715	4,161	4,368	4,730	4,082	3,704	4,430
4,409	4,393	4,446	4,356	4,409	4,493	4,574
2,195	2,151	1,958	1,928	1,926	1,890	1,866
439	455	458	471	466	431	397

Corporate and Subsidiary Officers

Corporate Officers

John R. Schimkaitis, 59
President &
Chief Executive Officer

Michael P. McMasters, 48
Senior Vice President &
Chief Financial Officer

Stephen C. Thompson, 47
Senior Vice President & President,
Eastern Shore Natural Gas Company

Beth W. Cooper, 40
Vice President, Treasurer &
Corporate Secretary

Thomas A. Geoffroy, 46
Assistant Vice President

Subsidiary Officers

Elaine B. Bittner, 37
Vice President,
Eastern Shore Natural Gas Company

S. Robert Zola, 55
President & Chief Operating Officer,
Sharp Energy, Inc.

David E. Snyder, 59
President & Chief Operating Officer,
Xeron, Inc.

John R. Harlow, 51
President & Chief Operating Officer,
BravePoint®, Inc.

Directors and Committees

Ralph J. Adkins, 64
Chairman of the Board

John R. Schimkaitis, 59
President & Chief Executive Officer

Eugene H. Bayard, Esq., 60 (Director Since 2006) ❒
Law Partner,
Wilson, Halbrook & Bayard
Georgetown, Delaware

Richard Bernstein, 64 (Director Since 1994) ▲ Chairperson
Retired President & Chief Executive Officer
BAI Aerosystems, Inc.
Easton, Maryland

Thomas J. Bresnan, 54 (Director Since 2001) ★ Chairperson
Former President, Chief Executive Officer & Director
New Horizons Worldwide, Inc.
Anaheim, California

Walter J. Coleman, 72 (Director Since 1992) ★
Retired Chief Executive Officer
Pyramid Realty & Mortgage Company
Winter Haven, Florida
Retired Chairman
Real Estate Title Services, Inc.
Winter Haven, Florida
Associate Professor,
Florida Southern College
Lakeland, Florida
Business Consultant, Specializing in Strategic
Management, Entrepreneurship & Governance

Thomas P. Hill, Jr., 58 (Director Since 2006) ★
Retired Vice President of Finance & Chief Financial Officer
Exelon Energy Delivery
Philadelphia, Pennsylvania

J. Peter Martin, 67 (Director Since 2001) ★
Retired Founder, President & Chief Executive Officer
Atlantic Utilities Corporation
Miami, Florida

Joseph E. Moore, Esq., 64 (Director Since 2001) ▲, ❒
Law Partner
Williams, Moore, Shockley & Harrison, LLP
Ocean City, Maryland

Calvert A. Morgan, Jr., 59 (Director Since 2000) ▲, ❒ Chairperson
Director and Special Advisor
WSFS Financial Corporation
Wilmington, Delaware
Director and Vice Chairman
Wilmington Savings Fund Society
Wilmington, Delaware
Retired Chairman, President & Chief Executive Officer
PNC Bank, Delaware
Wilmington, Delaware

Committee Key
★ Audit Committee
▲ Compensation Committee
❒ Corporate Governance Committee

Corporate Information

Common Stock Price Range

Chesapeake Utilities Corporation's common stock is traded on the New York Stock Exchange under the symbol **CPK**.

CPK LISTED NYSE.

Quarter Ended 2005	High	Low	Close	Dividends Declared Per Share
March 31	$27.5900	$25.8300	$26.6000	$0.2800
June 30	$30.9500	$23.6000	$30.5800	$0.2850
September 30	$35.6000	$29.5000	$35.1620	$0.2850
December 31	$35.7799	$30.3227	$30.8000	$0.2850

Quarter Ended 2006	High	Low	Close	Dividends Declared Per Share
March 31	$32.4690	$29.9700	$31.2400	$0.2850
June 30	$31.2000	$27.9001	$30.0800	$0.2900
September 30	$35.6499	$29.5100	$30.0500	$0.2900
December 31	$31.3100	$29.1000	$30.6500	$0.2900

Shareholder Information

Annual Meeting
The Annual Meeting of Stockholders is scheduled to be held on Wednesday, May 2, 2007 at 9:00 a.m. in the Board Room, PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, Delaware.

Transfer Agent and Registrar
Computershare Trust Company serves as the Company's transfer agent and registrar. Computershare manages many stock-related matters on behalf of the Company including, stockholder account maintenance, dividend payments, dividend reinvestment, initial and optional cash investments, transfer of stock ownership, lost certificates, safekeeping of certificates and reporting related tax information to the Internal Revenue Service. Inquiries may be directed to: Computershare Trust Company, N.A., c/o Chesapeake Utilities Corporation, P.O. Box 43010, Providence, RI 02940-3010; toll-free 877.498.8865; or their website: ***www.computershare.com***.

Dividend Reinvestment and Direct Stock Purchase Plan
Individuals owning stock that is registered in their name can increase their investment in Chesapeake without paying broker fees or service charges by sending optional cash payments to Computershare at the address above. Optional cash investments are invested monthly if received by Computershare at least three business days prior to the monthly investment date. To further increase their holdings, stockholders can reinvest their dividends, which are paid quarterly, as declared by Chesapeake's Board. Forms for optional cash investments and dividend reinvestment are available by contacting Computershare.

For those who do not currently own stock and would like to invest directly in the Company, initial investments can be made through Computershare, subject to the terms and conditions of the Plan, either online or by mailing a check to their address above. To become familiar with the key features of the Plan, a copy of the Plan prospectus can be received via mail by contacting Computershare; downloaded from their website at ***www.computershare.com***; or obtained directly from Chesapeake's website at ***www.chpk.com***.

Trustee, Registrar, Conversion Agent and Paying Agent for Convertible Debentures
The Bank of New York
Corporate Trust Department
101 Barclay Street
New York, NY 10286
800.438.5473

Additional Information
Certifications, required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, by the Company's chief executive officer and chief financial officer are included in the Exhibits to our Annual Report on Form 10-K. The chief executive officer's annual certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards was submitted on May 26, 2006. The next annual certification will be filed with the New York Stock Exchange following Chesapeake's 2007 Annual Meeting of Stockholders.

Chesapeake's corporate governance guidelines, code of ethics, Board committee charters and other governance-related matters of interest can be found by visiting Chesapeake's website at ***www.chpk.com***.

Contacting the Company

Shareholder and Broker Contact
Heidi W. Watkins
Investor Relations Administrator
909 Silver Lake Boulevard
Dover, Delaware 19904
888.PICK.CPK
888.742.5275
hwatkins@chpk.com

Analyst and Portfolio Manager Contact
Beth W. Cooper
Vice President,
Treasurer and Corporate Secretary
909 Silver Lake Boulevard
Dover, Delaware 19904
302.734.6799
bcooper@chpk.com

On the Internet
Additional information about Chesapeake and our family of businesses can be found by visiting our website at ***www.chpk.com***.

This Annual Report and the financial statements herein are made available for the purpose of providing general information about Chesapeake Utilities Corporation and are not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, any securities.

END

CHESAPEAKE
UTILITIES CORPORATION

909 Silver Lake Boulevard
Dover, Delaware 19904 USA
www.chpk.com

002CS-13539